As filed with the Securities and Exchange Commission on July 31, 2002
File No. 70-9947
United States Securities and Exchange Commission Washington, D.C. 20549 ________________________________________
PRE-EFFECTIVE AMENDMENT NO. 3 TO FORM U-1 APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ________________________________________

Pepco Holdings, Inc.
Potomac Electric Power Company
701 Ninth Street
10th Floor, Suite 1300
Washington, DC 20068

Edison Capital Reserves Corporation
300 Delaware Avenue, 9th Floor
Wilmington, DE 19801

POM Holdings, Inc.
Potomac Capital Investment Corporation
American Energy Corporation
Edison Place, LLC
PCI Energy Corporation
Pepco Enterprises, Inc.
Energy and Telecommunications Services, LLC
Severn Cable LLC
Severn Construction, LLC
W.A. Chester, LLC
W.A. Chester Corporation
Pepco Technologies, LLC
Potomac Capital Markets Corporation
Potomac Harmans Corporation
Potomac Capital Joint Leasing Corporation
PCI Holdings, Inc.
Potomac Delaware Leasing Corporation
PCI Nevada Investments
Potomac Leasing Associates, LP
Pepco Energy Company
Harmans Building Associates
PepMarket.com
1801 K Street, N.W.
Suite 900
Washington, DC 20006

Pepco Energy Services, Inc.
Pepco Building Services, Inc.
MET Electrical Testing Company, Inc.
Substation Test Company, Inc.
Engineered Services, Inc.
G&L Mechanical Services, Inc.
Unitemp, Inc.
Seaboard Mechanical Services, Inc.
PES Home Services of Virginia
Potomac Power Resources, Inc.
PES Landfill Gas Corporation
1300 North 17th Street
Suite 1600
Arlington, VA 22209

PCI Air Management Corporation
Potomac Aircraft Leasing Corporation
Potomac Nevada Corporation
Potomac Nevada Leasing Corporation
Potomac Equipment Leasing Corporation
Potomac Nevada Investment, Inc.
1575 Delucchi Lane
Suite 115
Reno, NV 89502

Friendly Skies, Inc.
5 Kronprindsens Gade
St. Thomas
USV1

PCI Engine Trading, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Conectiv
ATE Investment, Inc.
ATS Operating Services, Inc.
Atlantic City Electric Company
Atlantic Generation, Inc.
Atlantic Jersey Thermal Systems, Inc.
Atlantic Southern Properties, Inc.
Binghamton General, Inc.
Binghamton Limited, Inc.
Conectiv Atlantic Generation, L.L.C.
Conectiv Bethlehem, Inc.
Conectiv Communications, Inc.
Conectiv Delmarva Generation, Inc.
Conectiv Energy Holding Company
Conectiv Energy Supply, Inc.
Conectiv Mid-Merit, Inc.
Conectiv Operating Services Company
Conectiv Pennsylvania Generation, Inc.
Conectiv Properties and Investments, Inc.
Conectiv Resource Partners, Inc.
Conectiv Services, Inc.
Conectiv Solutions LLC.
Conectiv Thermal Systems, Inc..
DCI II, Inc.
DCTC-Burney, Inc.
Delmarva Power & Light Company
King Street Assurance Ltd.
Pedrick Gen., Inc.
Vineland Limited, Inc.
Vineland General, Inc.
800 King Street
Wilmington, DE 19899

Conectiv Plumbing, L.L.C.
621 Chapel Avenue
Cherry Hill, NJ 08034

(Names of companies filing this statement
and addresses of principal executive offices)

Pepco Holdings, Inc. (Name of top registered holding company)

Dennis R. Wraase President Pepco Holdings, Inc. 701 Ninth Street, NW Washington, DC 20068	William T. Torgerson, Esq. General Counsel Potomac Electric Power Company 701 Ninth Street, NW Washington, DC 20068	Peter F. Clark, Esq. Vice President, General Counsel and Secretary Conectiv 800 King Street Wilmington, DE 19801
(Names and addresses of agents for service)
The Commission is also requested to send copies of any communication in connection with this matter to:
Sheri E. Bloomberg, Esq. Sônia Mendonça, Esq. LeBoeuf, Lamb, Greene & MacRae, L.L.P. 125 West 55th Street New York, NY 10019-5389 Telephone: (212) 424-8000 Facsimile: (212) 424-8500		Judith A. Center, Esq. William C. Weeden Skadden, Arps, Slate, Meagher & Flom, LLP 1440 New York Avenue, NW Washington, DC 20005 Telephone: (202) 371-7000 Facsimile: (202) 371-5760

TABLE OF CONTENTS

Item 1.	Description of Proposed Transactions				1
	A.	Introduction and General Request			1
		1.	Introduction		1
		2.	General Request		2
	B.	Description of the Parties to the Transaction			3
	C.	Current Financing Authorization of Conectiv			4
	D.	Overview of the Financing Request			4
	E.	Parameters for Financing Authorization			6
		1.	Effective Cost of Money		6
		2.	Maturity of Debt and Final Redemption on Preferred Securities		6
		3.	Issuance Expenses		6
		4.	Use of Proceeds		7
		5.	Financial Condition		7
	F.	Description of Specific Types of Financing			8
		1.	Pepco Holdings External Merger Financing		8
		2.	Retention of Existing Financing Arrangements		9
		3.	Pepco Holdings External Financing after the Merger		10
			(a)	Common Stock	10
				(i) General	10
				(ii) Acquisitions	11
				(iii) Stock-Based Management Incentive and Employee Benefit Plans	11
				(iv) Stock Purchase/Dividend Reinvestment Plan	12
			(b)	Preferred Securities	12
			(c)	Long-Term Debt	13
			(d)	Short-Term Debt	13
			(e)	Guarantees	14
			(f)	Financing Risk Management Devices	15
				(i) Interest Rate Risk	15
				(ii) Anticipatory Hedges	16
		4.	Utility Subsidiary Financing		16
			(a)	Short-Term Debt	17
			(b)	Long-Term Debt Securities and Preferred Securities	17
			(c)	Guarantees	17
			(d)	Financing Risk Management Devices	18
		5.	Financing by CEH or CEH Subsidiaries		18
			(a)	External CEH Genco Financing	18
				(i) Long-Term Debt	19
				(ii) Short-Term Debt	19
			(b)	Guarantees	20
			(c)	Financing Risk Management Devices	20
			(d)	Acquisition of Utility Property and Internal Financing Thereof	20
			(e)	Financing of Nonutility Subsidiaries of CEH	21
		6.	Conectiv Financing		21
			(a)	Existing Financing Arrangements	21
			(b)	Guarantees	21
			(c)	Financing of Nonutility Subsidiaries of Conectiv	22

		7.	Nonutility Subsidiary Financings	22
		8.	Guarantees by Nonutility Subsidiaries, Money Pool and Intrasystem Advances	23
			(a) Nonutility Subsidiary Guarantees	23
			(b) Authorization and Operation of the Pepco Holdings System Money Pool	23
			(i) Money Pool	23
			(ii) Operation of the Money Pools and Administrative Matters	25
			(c) Use of Proceeds	25
			(d) Intrasystem Financing	26
		9.	Financing Subsidiaries	26
		10.	Changes in Capital Stock of Wholly Owned Subsidiaries	27
	G.	Investments in EWGs and FUCOs		27
		1.	Conectiv Investments in EWGs	27
		2.	Pepco Investments in EWGs and FUCOs	28
		3.	Pepco Holdings Investments in EWGs and FUCOs and Compliance with Rules 53 and 54	28
	H.	Payment of Dividends Out of Capital or Unearned Surplus		33
		1.	Payment of Dividends by Non-Utility Subsidiaries Out of Capital or Unearned Surplus	33
	I.	Filing of Certificates of Notification		33
Item 2.	Fees, Commissions and Expenses			36
Item 4	Regulatory Approval			36
Item 6.	Exhibits and Financial Statements			36

Items 1 and 2 of the Application-Declaration as previously filed are hereby replaced in their entireties. Previously filed exhibits are not replaced unless otherwise indicated.

Item 1. Description of Proposed Transactions

A.   Introduction and General Request

       1.     Introduction

Pepco Holdings, Inc., a Delaware corporation ("Pepco Holdings") 1, and Conectiv, a Delaware corporation and a registered public utility holding company, filed an Application-Declaration on
Form U-1 (File No. 70-9915) on July 20, 2001 (the "Merger U-1") with the Securities and
Exchange Commission (the "Commission") under Sections 9(a)(2) and 10 of the Public Utility
Holding Company Act of 1935, as amended (the "Act"), seeking approvals relating to the proposed acquisition by Pepco Holdings of all of the common stock of Conectiv and Potomac Electric Power
Company, a Washington, D.C. and Virginia corporation ("Pepco") (the "Merger"). Upon consummation of the Merger, Pepco Holdings will register with the Commission under the Act.

Upon completion of the Merger, Pepco Holdings will own, directly or indirectly, all of the issued and outstanding common stock of six public utility subsidiary companies. 2  These include Pepco,
Atlantic City Electric Company, a New Jersey corporation ("ACE"), Delmarva Power & Light
Company, a Delaware and Virginia corporation ("Delmarva"), Conectiv Atlantic Generation
L.L.C., a Delaware limited liability company ("CAG"), Conectiv Delmarva Generation, Inc., a
Delaware corporation ("CDG") and Conectiv Pennsylvania Generation, Inc. ("CPGI"), a Delaware
Corporation. Collectively, ACE, Delmarva, CAG, CDG, CPGI and any New Utility Subsidiary that may be established are referred to as the "Conectiv Utility Subsidiaries", and together with Pepco, are referred to as the "Utility Subsidiaries."

Upon completion of the Merger, Pepco Holdings also will hold, directly or indirectly, all of the nonutility subsidiaries and investments currently owned by Pepco and Conectiv (collectively, the
"Nonutility Subsidiaries").

Pepco Holdings will maintain Conectiv as a direct wholly owned subsidiary after the Merger.
Conectiv, which will remain a registered holding company, will hold, directly or indirectly, all of the voting securities of the Conectiv Utility Subsidiaries and its investments in other direct and indirect Nonutility Subsidiaries.

In addition to Conectiv, the Pepco Holdings System (as defined below) is expected to include two other registered holding companies: CEH, the parent of CDG and CPGI, and ACE REIT, Inc.
("ACE REIT"), a direct subsidiary of CEH and the parent of CAG, until such time as CDG, CPGI and CAG achieve exempt wholesale generator ("EWG") status. 3
____________________
1     Pepco Holdings, Inc. was previously referred to as New RC, Inc. in this file.
2     Pursuant to the Order of the Commission (HCAR No. 35-27415; 70-9095) dated June 7, 2001,
Conectiv Energy Holding Company ("CEH") is authorized to establish additional direct subsidiaries that own non-exempt generation and which will be considered utility companies under the Act.
3     Pursuant to the Order of the Commission (HCAR No. 35-27415; 70-9095) dated June 7, 2001,
CEH and ACE REIT each became a registered holding company under Section 5 of the Act following the establishment of CPGI on January 18, 2002 as a direct public utility subsidiary of CEH.

Each of the entities that will be directly or indirectly owned subsidiaries of Pepco Holdings upon consummation of the acquisition described in the Merger U-1 is referred to herein individually as a
"Subsidiary" and collectively as "Subsidiaries." For purposes hereof, "Subsidiary" and
"Subsidiaries" also include other direct or indirect subsidiaries that Pepco Holdings may form after the Merger with the approval of the Commission, pursuant to the Rule 58 exemption or pursuant to
Sections 32, 33 or 34 of the Act. Pepco Holdings and the Subsidiaries are sometimes hereinafter collectively referred to as the "Pepco Holdings System." For purposes of Item 1.F.8(b) of this
Application-Declaration, "Money Pool," the term "Subsidiary" or "Subsidiaries" shall include only the companies specifically referred to on the cover and named on the signature page of this
Application-Declaration (excluding EWGs, foreign utility companies ("FUCOs") and exempt telecommunications companies ("ETCs"), which will not participate in the money pool). The
Commission is asked to reserve jurisdiction over the participation in the money pool by existing companies not currently participating in the money pool and by future companies formed by Pepco
Holdings until a specific post-effective amendment is filed naming the subsidiary to be added as a participant in the money pool.

A more complete description of Pepco Holdings, Pepco and Conectiv, and their respective subsidiaries, is contained in the Merger U-1.

       2.     General Request

This Application-Declaration seeks the authorization and approval of the Commission with respect to ongoing financing activities, the provision of guarantees, and other matters pertaining to Pepco
Holdings and its Subsidiaries after giving effect to the Merger and registration of Pepco Holdings as a holding company. Specifically, this Application-Declaration seeks, among other things, the following authorizations and approvals of the Commission:

•

In order to ensure that the Pepco Holdings System is able to meet its capital requirements immediately following registration and plan its future financing, Pepco Holdings and its Subsidiaries hereby request authorization for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing and continuing to and including June 30, 2005 (the "Authorization Period");

•

Pepco Holdings requests that the Commission approve the aggregate financing request in the amount of $3.5 billion representing financing authorizations relating to equity securities, preferred securities and debt securities, of which no more than $2.5 billion will be short-term debt outstanding at any point in time and of which no more than $1.5 billion will be used to provide external financing to support the acquisition and operation of generation assets by CEH and its subsidiaries, which we refer to as Genco financing as more fully described below;

•	Pepco Holdings requests that the Commission approve the issuance of long-term debt securities and preferred securities by Pepco in an aggregate amount not to exceed $800

______________________________________________________________________________
All reporting requirements under the Act for CEH and ACE REIT will be subsumed in the reporting requirements for Conectiv. After the Merger, all reporting requirements under the Act for Conectiv,
CEH and ACE REIT will be subsumed in the reporting requirements for Pepco Holdings. It is expected that once the utility subsidiaries of CEH and ACE REIT obtain EWG status, CEH and
ACE REIT will deregister.

million during the Authorization Period and the issuance of short-term debt securities by Pepco and Delmarva in amounts not to exceed $300 million and $275 million, respectively, outstanding at any time during the Authorization Period as more fully described below;

•

In addition to the authorization requested above with regard to the issuance of equity securities, Pepco Holdings requests that the Commission approve the issuance of up to 20 million shares of common stock under stock purchase/dividend reinvestment plans and stock-based management incentive and employee benefit plans pursuant to Sections 6(a) and 7 of the Act, all as more specifically described below;

•

Pepco Holdings requests that the Commission approve the issuance by Pepco Holdings, Pepco, CEH, Conectiv and the Nonutility Subsidiaries of guarantees in an aggregate amount not to exceed $3.5 billion outstanding at any time as more fully described below;

•

Pepco Holdings requests that the Commission authorize and approve under other sections of the Act and applicable rules and regulations of the Commission promulgated thereunder the intrasystem guarantees, the formation and operation of the Pepco Holdings System money pool ("Money Pool") and the payment of dividends out of capital or unearned surplus by the Nonutility Subsidiaries as more fully described below; and

•

Pepco Holdings requests that the Commission approve the use of the proceeds of financings in an amount not to exceed 100% of Pepco Holdings' consolidated retained earnings plus $3.5 billion for investments in EWGs and FUCOs as more fully described below.

B.   Description of the Parties to the Transaction

Immediately following the consummation of the Merger, Pepco Holdings will have up to five direct subsidiaries:

•

Pepco, a public utility company engaged in the transmission, distribution and sale of electricity in the District of Columbia and major portions of Prince George's and Montgomery counties in suburban Maryland;

•	Conectiv, a registered holding company under the Act;
•

It is expected that a reorganization will occur shortly after the consummation of the Merger, when Pepco and Pepco Holdings will effect a transaction by which Potomac Capital, Inc. and Pepco Energy Service, Inc. will become first-tier subsidiaries of Pepco Holdings and the current holding company for all of Pepco's non-regulated business activities will cease to exist.

•

If deemed appropriate based on tax and regulatory considerations, the service company for the Pepco Holdings System, which may be either Conectiv Resource Partners, Inc. ("CRP") or its successor, or a newly formed subsidiary company (see the Merger U-1 for a discussion of the options for the establishment of a service company for the Pepco Holdings System).

Conectiv will have as its principal direct subsidiaries:

•	ACE, a public utility company engaged in the supply and delivery of electricity in the southern one-third of New Jersey;
•

Delmarva, a public utility company engaged in the supply and delivery of electricity through its systems in Delaware and portions of Maryland and Virginia and the delivery of natural gas in northern Delaware; and

•

CEH, an intermediate holding company that holds Conectiv's interest in entities that hold energy and related projects (both exempt projects and utility facilities which comprise the "Genco") or that engage in energy trading activities.[4]

C.   Current Financing Authorization of Conectiv

In File No. 70-9095, Conectiv and its subsidiaries currently have various authorizations derived from orders of the Commission dated February 26, 1998 (HCAR No. 35-26833), August 21, 1998
(HCAR No. 35-26907), September 28, 1998 (HCAR No. 35-26921), October 21, 1998 (HCAR No.
35-26930), November 13, 1998 (HCAR No. 35-26941), December 14, 1999 (HCAR No. 35-
27111), August 17, 2000 (HCAR No. 35-27213), June 7, 2001 (HCAR No. 35-27415), March 22,
2002 (HCAR No. 35-27507) and April 22, 2002 (HCAR No. 35-27523) (collectively, the "Conectiv
Financing Orders").

After consummation of the Merger, it is anticipated that Conectiv will be financed directly by Pepco
Holdings or from the Money Pool. Therefore, Pepco Holdings and the Subsidiaries request that all authorizations granted to Conectiv and its subsidiaries in the Conectiv Financing Orders be consolidated with those requested herein.5

D.   Overview of the Financing Request

Pepco Holdings and the Subsidiaries hereby request authorization to engage in financing transactions set forth herein during the Authorization Period. The approval by the Commission of this Application-Declaration will give Pepco Holdings and the Subsidiaries flexibility that will

____________________
4     See the Merger U-1 regarding the corporate structure of CEH.
5     In File No. 70-9899, Conectiv and ACE requested authorization for Atlantic City Electric
Transition Funding LLC ("ACE Transition Funding"), a wholly owned subsidiary of ACE, to, among other things, issue up to $1.7 billion of securitization securities pursuant to legislation deregulating the electric generation industry in New Jersey. Authorizations granted in File No. 70-
9899 are not included in the Conectiv financing authorizations that will be consolidated with the financing authorizations granted for the Pepco Holdings System pursuant to this filing. In addition, as discussed in Item 1.G.1 below, Conectiv has existing authorization to invest proceeds of securities issuances in EWGs in amounts not to exceed $350 million and will utilize such authorization following consummation of the Merger until such authorization is superceded by the higher level of Exempt Project authorization granted to Pepco Holdings pursuant to this file.

allow them to respond quickly and efficiently to their financing needs and to changes in market conditions, allowing them to efficiently and effectively carry on competitive business activities designed to provide benefits to customers and shareholders. Approval of this Application-
Declaration is consistent with existing Commission precedent, both for newly registered holding company systems6 and holding company systems that have been registered for a longer period of time.7

The financing authorizations requested herein relate to:

•

external issuances by Pepco Holdings of common stock, preferred stock and preferred stock equivalent securities (preferred stock and preferred stock equivalent securities are hereinafter referred to as "Preferred Securities"), long-term debt, short-term debt, guarantees by Pepco Holdings of obligations of affiliated persons in favor of unaffiliated persons and of specified obligations of unaffiliated persons in favor of other unaffiliated persons in connection with synthetic lease transactions and the entering into of transactions to manage interest rate risk ("Hedging Transactions") by Pepco Holdings.

•	issuances of securities by Pepco and Delmarva and the entering into of Hedging Transactions by the Utility Subsidiaries to the extent not exempt pursuant to Rule 52;
•	the acquisition of up to $1.0 billion of utility property by the direct and indirect utility subsidiaries of CEH and the internal financing thereof;
•

external issuances by CEH, a subsidiary of CEH or a financing entity established by CEH (including an entity established to construct and finance generation assets), of long-term debt, short-term debt, and other securities, guarantees by CEH of obligations of affiliated persons in favor of unaffiliated persons, and the entering into by CEH, or a financing subsidiary of CEH, of Hedging Transactions;

•	guarantees by Conectiv of obligations of affiliated persons in favor of unaffiliated persons;
•	issuances by Nonutility Subsidiaries of securities and the entering into of Hedging Transactions that are not exempt pursuant to Rule 52;
•	the establishment of the Money Pool and the issuance of intrasystem guarantees by the Nonutility Subsidiaries on behalf of the Subsidiaries;
•

the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application-Declaration or pursuant to applicable exemptions under the Act, including intrasystem guarantees of such securities and the retention of existing financing entities;

____________________
6     See e.g., New Century Energies, Inc., HCAR No. 35-26750 (Aug. 1, 1997); Ameren Corporation, HCAR No.
35-26809 (Dec. 30, 1997); Conectiv, HCAR No. 35-26833 (Feb. 26, 1998); Dominion Resources, Inc., HCAR
No. 35-27112 (Dec. 15, 1999); and SCANA Corporation, HCAR No. 35-27135 (Feb. 14, 2000).
7     See e.g., The Columbia Gas System, Inc., HCAR No. 35-26634 (Dec. 23, 1996); and Gulf States Utilities
Company, HCAR No. 35-26451 (Jan. 16, 1996).

•	the ability of wholly owned Subsidiaries to alter their capital stock in order to engage in financing transactions with their parent company;
•	the use of proceeds from financings to invest in EWGs and FUCOs; and
•	the ability of the Nonutility Subsidiaries to pay dividends out of capital or unearned surplus.

Pepco and its subsidiaries and Conectiv and its subsidiaries request authorization to keep existing financing arrangements in place after the Merger. Please refer to Exhibits K-1 and K-2 for a description of such existing arrangements.

E.   Parameters for Financing Authorization

Authorization is requested herein to engage in certain financing transactions during the
Authorization Period. All securities issued by Pepco Holdings and the Subsidiaries will be subject to the financing parameters discussed as follows:

       1.   Effective Cost of Money

The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under this Application-Declaration will not exceed the greater of (a) 500 basis points over the comparable-term U.S. Treasury securities or (b) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application-Declaration will not exceed the greater of (a) 500 basis points over the comparable-term London Interbank Offered Rate ("LIBOR") or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.8 The dividend rate on any series of Preferred Securities will not exceed the greater of
(a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such series of Preferred Securities or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

       2.   Maturity of Debt and Final Redemption on Preferred Securities

The maturity of indebtedness will not exceed 50 years. Preferred Securities may not have any mandatory redemption provisions.

       3.   Issuance Expenses

The underwriting fees, commissions or other similar remuneration paid in connection with the non-
competitive issue, sale or distribution of a security pursuant to this Application-Declaration (not including any original issue discount) will not exceed 5% of the principal or total amount of the security being issued.

_______________
8     See Entergy Corporation, HCAR No. 35-27371 (April 3, 2001).

       4.   Use of Proceeds

The proceeds from the sale of securities in external financing transactions (excluding transactions required to effect the Merger) will be used for general corporate purposes including:

•	the financing, in part, of the capital expenditures of the Pepco Holdings System;
•	the financing of working capital requirements of the Pepco Holdings System;
•	the acquisition, retirement or redemption pursuant to Rule 42 of securities previously issued by Pepco Holdings or the Subsidiaries without the need for prior Commission approval; and.
•

other lawful purposes, including direct or indirect investment in companies authorized under the Merger U-1, including Rule 58 companies, other subsidiaries approved by the Commission, EWGs, FUCOs and ETCs.[9] Pepco Holdings and the Subsidiaries represent that no such financing proceeds will be used to acquire or form a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the Act.

       5.   Financial Condition

Pepco Holdings' principal utility operating subsidiaries, Pepco, ACE and Delmarva, are financially sound and each has investment-grade ratings from major national rating agencies. Pepco Holdings will also be a financially sound company. Pepco Holdings commits that it will maintain a common equity ratio (common equity divided by the sum of common equity, preferred stock, long-term debt and short-
term debt) (the "Common Equity Ratio") during the Authorization Period of at least 30%.
Additionally, Pepco Holdings commits that it will maintain during the Authorization Period at least an investment-grade corporate or senior unsecured debt rating by at least one nationally recognized rating agency. Further, Pepco and Delmarva each commits that it will maintain a Common Equity Ratio of at least 30% of its capitalization (calculated in the same manner as described above) and at least investment-grade senior unsecured and senior secured debt ratings by at least one nationally recognized rating agency. ACE's Common Equity Ratio was 37% as of March 31, 2002. However,
ACE's Common Equity Ratio may fall below 30% after the issuance of securitization securities scheduled to be completed in 2003.10 In such event, Pepco Holdings commits that it will strive to cause ACE's Common Equity Ratio to meet or exceed 30% as soon as practicable thereafter. ACE

____________________
9     Pepco Holdings will make additional investments in EWGs and/or FUCOs during the
Authorization Period. Accordingly, Rules 53 and 54 apply to this Application-Declaration.
Compliance with these rules is addressed below.
10     As previously noted herein, Conectiv and ACE requested authorization in File No. 70-9899 for
ACE Transition Funding to issue up to $1.7 billion of securitization securities. In such filing it was stated that ACE's Common Equity Ratio would decline to approximately 11% if all of the securitization securities were issued and ACE used certain of the proceeds to retire debt and/or equity. It is requested that the Commission reserve jurisdiction over the reduction in ACE's required
Common Equity Ratio pending completion of the record in File No. 70-9899.

commits that it will maintain at least investment grade senior unsecured and senior secured debt ratings by at least one nationally recognized rating agency.

As noted previously, CDG, CAG and CPGI are utilities pursuant to the Act. The Common Equity
Ratios for CDG and CAG were 97% and 100%, respectively, as of March 31, 2002. CPGI was formed on January 18, 2002 and its financial statements were not meaningful as of March 31, 2002.
It is Pepco Holdings' intention to convert CDG, CAG and CPGI to EWGs as soon as practicable.
Pepco Holdings commits that CDG, CAG and CPGI will maintain Common Equity Ratios of at least 30% as long as they are utility companies pursuant to the Act.

Conectiv is a financially sound company as indicated by its investment grade ratings from the major national rating agencies. As of March 31, 2002, Conectiv's Common Equity Ratio was 29.4%.
Pepco Holdings commits that it will cause Conectiv's Common Equity Ratio to meet or exceed 30%
by December 31, 2003.

As noted previously, CEH and ACE REIT are deemed to be registered holding companies under the
Act. As of March 31, 2002, CEH's Common Equity Ratio was 52% and ACE REIT's Common
Equity Ratio was 100%.

Below are listed the long-term unsecured debt ratings for Pepco Holdings, Conectiv, Pepco, ACE and Delmarva as of May 14, 2002:

Senior Unsecured Debt Ratings
Company	Moody's	Standard & Poor's
Pepco Holdings	Baa1	BBB
Conectiv	Baa1	BBB
Pepco	A2	BBB
ACE	A3	BBB
Delmarva	A3	BBB+

All rated securities issued pursuant to the authorization requested herein will be rated as investment grade by at least one nationally recognized rating agency. Pepco Holdings and the Subsidiaries request the Commission to reserve jurisdiction over the issuance of any rated securities that are not rated as investment grade by at least one nationally recognized rating agency.

F.   Description of Specific Types of Financing

       1.     Pepco Holdings External Merger Financing

To consummate the Merger, Pepco Holdings will issue up to 170,000,000 shares of its common stock in exchange for the common stock of Pepco and Conectiv. This estimate is based on the number of shares outstanding on the record date established prior to the date of mailing of the proxy statement related to the Merger and the assumption that Conectiv stockholders will receive 50% of the Merger consideration in cash and 50% in Pepco Holdings common stock. Pepco Holdings common stock issued to effect the Merger will be excluded from the calculation of the Pepco
Holdings Financing Limit (as defined below).

The management of Pepco and Pepco Holdings has evaluated various sources and methods of financing the amount necessary to fund a portion of the cash consideration to be paid in the transaction (the total amount of cash consideration is approximately $1.098 billion). Pepco intends to use approximately $400 million of the proceeds that Pepco has received from the recent sale of its generation assets to fund internal capital restructurings at the time of the Merger. Pepco also intends to raise the remaining approximately $1.098 billion of funds required for the Merger at the Pepco Holdings level through external sources (the "Merger Financing"). Such financings, however, will be offset by reductions since the date of its generation asset sale in Pepco's borrowings.
Sources of financing that Pepco Holdings is arranging include commercial and investment banks, institutional lenders and public securities markets.

Pepco Holdings has arranged a bridge bank facility which will be used in conjunction with commercial paper issuances to fund the merger consideration, which will be refinanced following the closing.
Pepco Holdings is planning to refinance the bridge facility and commercial paper with proceeds from the issuance of debt securities of various maturities subsequent to the Merger closing.

The Merger Financing, or any subsequent refinancing, refunding or extension of the Merger Financing, will not be included in the calculation of the Pepco Holdings Financing Limit (as defined below).

See "Financing the Transaction" in the Merger U-1.

       2.     Retention of Existing Financing Arrangements

As of June 30, 2002, Pepco and its subsidiaries had outstanding $519 million in short-term debt and
$1,546 million in long-term debt. Pepco and its subsidiaries expect to retain all debt outstanding as of the date of the Merger. Approximately $250 million of commercial paper previously issued by
Potomac Capital Investment Corporation ("PCI") will be repaid and refunded by Pepco Holdings on or shortly after the Merger date. The retained debt of Pepco and its subsidiaries, including the refunded debt of PCI will not count against the Pepco Holdings Financing Limit (as defined below) or the Pepco financing authorization limit in this file.

As of June 30, 2002, Conectiv and its subsidiaries had outstanding $1,058 million in short-term debt and $2,008 million in long-term debt. Conectiv and its subsidiaries expect to retain all debt outstanding as of the date of Merger. Approximately $750 million of Conectiv short-term debt will be repaid and refunded by Pepco Holdings on or shortly after the Merger date. The retained debt of Conectiv and its subsidiaries, including the refunded debt of Conectiv will not count against the Pepco Holdings
Financing Limit (as defined below) or any authorization limits for a Conectiv subsidiary established in this file.

As of June 30, 2002, Pepco Holdings did not have any outstanding indebtedness. As noted above, prior to consummation of the Merger and registration as a holding company, Pepco Holdings is expected to issue up to $1.5 billion in debt securities to finance the Merger and other internal capital restructurings. Amounts issued prior to registration and the refunding of any Merger Financing such amounts will not count against the Pepco Holdings Financing Limit (as defined below).

Overall, the amount of indebtedness of any of the Applicants that is outstanding prior to the Merger will not count against any financing limitation in this file. However, with respect to all indebtedness other than the Merger Financing, the refinancing, refunding or extension of pre-existing indebtedness of Pepco Holdings subsequent to registration will count against the relevant financing limitations. The refunding or refinancing of the Merger Financing by Pepco Holdings will not count against the financing limitation.

       3.   Pepco Holdings External Financing after the Merger

Pepco Holdings requests authorization to obtain funds externally through sales of common stock,
Preferred Securities and debt securities in an aggregate amount up to $3.5 billion (the "Pepco
Holdings Financing Limit"). Outstanding short-term debt will be included in the calculation of the
Pepco Holdings Financing Limit but will not exceed $2.5 billion (the "Pepco Holdings Short-Term
Debt Limit") at any point in time. With respect to common stock, Pepco Holdings also requests authority to issue common stock to third parties in consideration for the acquisition by Pepco
Holdings or a Nonutility Subsidiary of equity or debt securities of a company being acquired pursuant to Rule 58 or Sections 32, 33 or 34 of the Act. Also, Pepco Holdings requests authorization to issue common stock under stock purchase/dividend reinvestment plans and stock-
based management incentive and employee benefit plans. In addition, Pepco Holdings seeks the flexibility to enter into certain Hedging Transactions to manage interest rate risk and for other lawful purposes.

            (a)     Common Stock

Pepco Holdings is authorized under its restated articles of incorporation to issue 400,000,000 shares of common stock ($.01 par value per share). As discussed above, Pepco Holdings will issue up to
170,000,000 shares of common stock in connection with the Merger. The aggregate amount of financing obtained by Pepco Holdings during the Authorization Period from the issuance and sale of common stock (other than for stock purchase/dividend reinvestment plans and stock-based management incentive and employee benefit plans as discussed below and other than shares issued in connection with the Merger), when combined with the long-term debt and Preferred Securities issued during the Authorization Period and short-term debt issued during the Authorization Period then outstanding, as described in this section, shall not exceed the Pepco Holdings Financing Limit for the uses set forth in Item 1.E.4 above. Pepco Holdings common stock issued in any of the circumstances described in Item 1.F.3(a)(ii) below relating to acquisitions of companies shall be valued, for purposes of determining compliance with the aggregate financing limitation set out herein, at its market value as of the date of issuance (or, if appropriate, at the date of a binding contract providing for the issuance thereof). In addition, authorization is requested to issue up to 20 million shares in aggregate of Pepco Holdings common stock (or options to purchase shares)
pursuant to stock purchase/dividend reinvestment plans and stock-based management incentive and employee benefit plans (the "Common Stock Plan Limit").

                 (i)      General

Subject to the foregoing, Pepco Holdings may issue and sell common stock or options, warrants or other stock purchase rights exercisable for common stock. Pepco Holdings may also buy back shares of such stock or such options during the Authorization Period in accordance with Rule 42.
Common stock financings may be effected pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

Pepco Holdings may sell common stock covered by this Application-Declaration in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a limited number of purchasers or a single purchaser; or (iv) directly to employees (or to trusts established for their benefit), shareholders and others through its stock purchase/dividend reinvestment plans and stock-based management incentive and employee benefit plans. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Pepco Holdings) or directly by one or more underwriters acting alone. The securities may be sold directly by Pepco Holdings or through agents designated by Pepco Holdings from time to time. If dealers are utilized in the sale of any of the securities, Pepco Holdings will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If common stock is being sold in an underwritten offering, Pepco Holdings may grant the underwriters thereof a "green shoe" option permitting the shares then being offered solely for the purpose of covering over-allotments.

                 (ii)     Acquisitions

Under Rule 58 and Sections 32, 33 and 34 of the Act, Pepco Holdings is or will be authorized to acquire securities of companies engaged in functionally related businesses, "energy-related
|businesses" as described in Rule 58, EWGs, FUCOs and ETCs. Pepco Holdings may also issue common stock or options, warrants or other stock purchase rights exercisable for common stock in public or privately negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in the Merger U-1 or in a separate proceeding or is exempt under the Act or the rules thereunder.11

                 (iii)     Stock-Based Management Incentive and Employee Benefit Plans

Pepco Holdings proposes, from time to time during the Authorization Period, to issue and/or acquire in open market transactions or by some other method that complies with applicable law and
Commission interpretations then in effect, shares of Pepco Holdings common stock under stock-
based management incentive and employee benefit plans and under a stock purchase/dividend reinvestment plan, as described below, in an aggregate amount not to exceed the Common Stock

____________________
11     The Commission has previously approved the issuance of common stock as consideration for the acquisition of a new business in an exempt transaction or a transaction that has been approved in a separate proceeding. See e.g., SCANA Corp., HCAR No. 35-27135 (Feb. 14, 2000).

Plan Limit. Pepco Holdings common stock issued pursuant to the Common Stock Plan Limit will not be included in the calculation of the Pepco Holdings Financing Limit12.

                 (iv)     Stock Purchase/Dividend Reinvestment Plan

Pepco Holdings will establish a stock purchase/dividend reinvestment plan that is expected to incorporate the existing features of the plans currently offered by Pepco and Conectiv. Upon consummation of the Merger, the stock purchase/dividend reinvestment plans of Pepco and
Conectiv will be terminated and a new plan will be adopted by Pepco Holdings. Current participants will be eligible to become participants in Pepco Holdings' new plan. Pepco Holdings common stock issued to participants in the existing Pepco and Conectiv plans at the time of the Merger will not be included in the calculation of the Common Stock Plan Limit. Pepco Holdings common stock issued on an ongoing basis to participants in the Pepco Holdings stock purchase/dividend reinvestment plan will not be included in the calculation of the Pepco Holdings Financing Limit.

            (b)     Preferred Securities

Pepco Holdings seeks to have the flexibility to issue Preferred Securities (including, without limitation, its authorized preferred stock, trust preferred securities or monthly income preferred securities) directly or indirectly through one or more financing subsidiaries in which Pepco
Holdings directly or indirectly holds all of the voting equity interest specifically for such purpose as discussed below. The aggregate amount of financing obtained by Pepco Holdings during the
Authorization Period from issuance and sale of Preferred Securities, when combined with the amount of common stock (other than for benefit plans or stock purchase and dividend reinvestment plans and other than shares issued in the Merger) and long-term debt issued and short-term debt then outstanding, as described in this section, shall not exceed the Pepco Holdings Financing Limit for the uses set forth in Item 1.E.4 above. The proceeds of Preferred Securities would provide an important source of future financing for the operations of and investments in nonutility businesses that are exempt under the Act or have been approved by the Commission.13 Preferred Securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Pepco Holdings' board of

____________________
12     See Conectiv, HCAR No. 35-26832 (Feb. 26, 1998); New Century Energies, Inc., HCAR No.
35-27218 (Aug. 22, 2000).
13     The Commission has approved a similar financing application filed by Southern Company in which Southern Company requested approval to issue preferred securities and long-term debt, directly or indirectly through financing entities. See The Southern Company, HCAR No. 35-27134
(Feb. 9, 2000). In that case, the Commission took account of the changing needs of registered holding companies for sources of capital other than common equity and short-term debt brought about primarily by the elimination of restrictions under the Act on investments in various types of non-core businesses (e.g., EWGs, FUCOs, ETCs and businesses allowed by Rule 58). The
Commission noted that, without the ability to raise capital in the external markets appropriate for such investments, registered holding companies would be at a competitive disadvantage to other energy companies that are not subject to regulation under the Act. See also Progress Energy, HCAR
No. 35-27297 (Dec. 12, 2000) and KeySpan Corporation, HCAR No. 35-27272 (Nov. 8, 2000).

directors. Dividends or distributions on Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend payments for specified periods. Preferred Securities may be convertible or exchangeable into shares of Pepco Holdings common stock or unsecured indebtedness. Preferred
Securities may be sold directly through underwriters or dealers. Applicants request that the
Commission reserve jurisdiction over the issuance of Preferred Securities in connection with an acquisition in a manner similar to that described for common stock in Item 1.F.3(a)(i) and Item
1.F.3(a)(ii) above.

            (c)     Long-Term Debt

The aggregate amount of financing obtained by Pepco Holdings during the Authorization Period from issuance and sale of long-term debt securities, when combined with common stock (other than for benefit plans or stock purchase and dividend reinvestment plans and other than shares issued in connection with the Merger), Preferred Securities and short-term debt issued and then outstanding, as described in this section, shall not exceed the Pepco Holdings Financing Limit for the uses set forth in Item 1.E.4 above.

Types of long-term debt securities may include notes, medium-term notes, or debentures, under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders.
Long-term debt issued by Pepco Holdings will be unsecured.

Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking-fund terms and other terms and conditions as Pepco Holdings may determine at the time of issuance. Any long-term debt (a) may be convertible into any other authorized securities of Pepco Holdings, (b) will have maturities ranging from one to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking-fund provisions, (e)
may provide for reset of the coupon pursuant to a remarketing arrangement, (f) may be subject to tender or the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event, (g) may be called from existing investors by a third party, and (h)
may be entitled to the benefit of financial or other covenants.

Specific terms of any borrowings, such as maturity dates, interest rates, redemption and sinking fund provisions, tender or repurchase and conversion features, if any, with respect to the long-term securities of a particular series, will be determined by Pepco Holdings at the time of issuance and will comply in all regards with the parameters for financing authorization set forth in Item 1.E above. Associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

            (d)     Short-Term Debt

Pepco Holdings seeks authority to issue short-term debt to provide for the reissuance of pre-Merger letters or lines of credit or commercial paper and to provide financing for general corporate purposes, working capital requirements and temporary financing of Subsidiary capital expenditures.
The aggregate amount of financing obtained by Pepco Holdings during the Authorization Period from then outstanding short-term debt, when combined with common stock (other than for employee benefit plans or stock purchase and dividend reinvestment plans and other than shares issued in connection with the Merger), long-term debt and Preferred Securities issued, as described in this section, shall not exceed the Pepco Holdings Financing Limit for the uses set forth in Item
1.E.4. above. Further, at no point in time shall the amount of short-term debt then outstanding exceed the Pepco Holdings Short-Term Debt Limit, regardless of the level of capacity remaining under the Pepco Holdings Financing Limit. Short-term debt issued by Pepco Holdings will be unsecured.

Any short-term debt outstanding or credit facility of Conectiv, Pepco, ACE or Delmarva existing at the time of the Merger may be assumed by Pepco Holdings.

Types of short-term debt securities will include borrowings under one or more revolving credit facilities or bank loans, commercial paper, short-term notes and bid notes. Specific terms of any short-
term borrowings will be determined by Pepco Holdings at the time of issuance and will comply in all regards with the parameters for financing authorization set forth in Item 1.E above. The maturity of any short-term debt issued will not exceed 364 days or, if the notional maturity is greater than 364 days, the debt security will include put options at appropriate points in time to cause the security to be accounted for as a current liability under United States generally accepted accounting principles.

Pepco Holdings anticipates entering into one or more revolving credit facilities. The credit facilities may be used for general corporate purposes, to support letters of credit issued by Pepco Holdings or the Subsidiaries, or to serve as back-up for the commercial paper programs of Pepco Holdings and its Subsidiaries. It is expected that the credit facilities will contain covenants consistent with those covenants required by bank lenders for comparable bank facilities.

Pepco Holdings may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would be sold directly to investors or sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally.
It is expected that the dealers acquiring commercial paper from Pepco Holdings will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

Pepco Holdings may sell short-term notes through one or more private placements or public offerings primarily to traditional money market investors.

Pepco Holdings may enter into individual agreements ("Bid Note Agreements") with one or more commercial banks that may or may not be lenders under Pepco Holdings credit facilities. The Bid
Note Agreements would permit Pepco Holdings to negotiate with one or more banks (each a "Bid
Note Lender") on any given day for such Bid Note Lender, or any affiliate or subsidiary of such lender, to purchase promissory notes ("Bid Notes") directly from Pepco Holdings.

Applicants ask that the Commission reserve jurisdiction over authorization for Pepco Holdings to issue other types of short-term debt securities generally available in the credit markets, money markets or capital markets where specific terms of any borrowings will comply in all regards with the parameters for financing authorization set forth in Item 1.E above.

            (e)     Guarantees

Authorization is requested for Pepco Holdings during the Authorization Period to enter into guarantees to third parties, obtain letters of credit, enter into support or expense agreements or liquidity support agreements or otherwise provide credit support with respect to the obligations of the Subsidiaries as may be appropriate to carry on in the ordinary course of their respective businesses in an aggregate amount not to exceed $3.5 billion when aggregated with guarantees issued by the Subsidiaries (the "Pepco Holdings Guarantee Limit"). The Pepco Holdings Guarantee Limit
also may include and with respect to guarantees issued of non-affiliated third parties in favor of other non-affiliated parties will be limited to, guarantees issued by Pepco Holdings for certain obligation of unaffiliated persons in connection with a synthetic lease transaction for generation facilities under the same conditions previously authorized for Conectiv in Holding Company Act. Release No. 27415
(June 7, 2001). Excluded from the Pepco Holdings Guarantee Limit are obligations exempt pursuant to Rule 45. The issuance of any guarantees will be subject to the limitations of Rule 53(c) or Rule
58(a)(1), as applicable.

A portion of the guarantees proposed to be issued by Pepco Holdings (or by CEH or Conectiv as described below) may be in connection with the business of Conectiv Energy Supply, Inc. ("CESI")
or Pepco Energy Services, Inc. ("PES"), wholly owned indirect subsidiaries of Pepco Holdings.
CESI conducts power marketing and trading operations. PES provides energy efficiency contracting, building and systems operation and maintenance as well as conducting gas and electric marketing. Pepco Holdings may wish to provide credit support in connection with the trading positions of CESI and PES entered into in the ordinary course of CESI's and PES's energy marketing and trading businesses. In addition, Pepco Holdings may wish to provide credit support for certain of PES's obligations entered into in the ordinary course of PES's energy contracting business. The provision of parent guarantees by holding companies to affiliates in the generation, power marketing and energy contracting business is standard business practice. The portion of the
Pepco Holdings Guarantee Limit to be used on behalf of the trading activities of CESI and PES will be no more than half of the Pepco Holdings Guarantee Limit over the Authorization Period. While the current guarantee exposure for PES and CESI energy trading operations is less than $1 billion, given the construction schedule for new generation facilities at CEH and projected growth at PES, these energy trading operations are expected to grow in an amount that, together with some cushion for potential market volatility, approaches this limit.

A portion of the guarantees will be for intercompany obligations. Pepco Holdings will guarantee all deposits in the Money Pool.

Certain of the guarantees may be in support of obligations that are not capable of exact quantification. In such cases, Pepco Holdings will determine the exposure under a guarantee for purposes of measuring compliance with the Pepco Holdings Guarantee Limit by appropriate means, including estimation of exposure based on loss experience or potential payment amounts.

Pepco Holdings may charge each Subsidiary a fee for any guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the guarantee remains outstanding.

            (f)     Financing Risk Management Devices

                 (i)     Interest Rate Risk

Pepco Holdings requests authority to enter into, perform, purchase and sell financial instruments intended to reduce or manage the volatility of interest rates with respect to then existing or simultaneously created indebtedness, including interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. Hedges may also include the issuance of structured notes
(i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of
U.S. Treasury or Agency (e.g., FNMA) obligations or LIBOR based swap instruments (collectively referred to as "Hedge Instruments"). The transactions would be for fixed periods and stated notional amounts. Pepco Holdings would employ interest rate derivatives as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable-rate debt to fixed-rate debt, (ii) converting fixed-rate debt to variable-rate debt and (iii) limiting the impact of changes in interest rates resulting from variable-rate debt. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument. Transactions will be entered into for a fixed or determinable period. Thus, Pepco Holdings will not engage in speculative transactions. Pepco Holdings will only enter into agreements with counterparties whose senior debt ratings, as published by a nationally recognized rating agency, are greater than or equal to "BBB," or an equivalent rating ("Approved
Counterparties").

                 (ii)     Anticipatory Hedges

In addition, Pepco Holdings requests authorization to enter into interest rate Hedging Transactions with respect to anticipated debt offerings ("Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedge Instruments (a "Forward Sale"), (ii) the purchase of put options on Hedge Instruments (a "Put Options Purchase"), (iii) a Put Options
Purchase in combination with the sale of call options Hedge Instruments (a "Zero Cost Collar"), (iv)
transactions involving the purchase or sale, including short sales, of Hedge Instruments, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including structured notes, caps and collars, appropriate for the Anticipatory Hedges.
Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, the opening of over-
the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of
On-Exchange Trades and Off-Exchange Trades. Pepco Holdings will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Pepco Holdings may decide to lock in interest rates and/or limit its exposure to interest rate increases.14

       3.     Utility Subsidiary Financing

As indicated on Exhibits K-1 and K-2 hereto, certain Utility Subsidiaries currently have financing arrangements in place. These arrangements will remain in place following the Merger and are described in more detail in such
Exhibits.

Rule 52 provides an exemption from the prior authorization requirements of the Act for most of the issuances and sales of securities by the Utility Subsidiaries because they must be approved by the relevant state public utility commissions. For Pepco, the issuance of long-term debt and equity securities is regulated by the District of Columbia Public Service Commission ("DC Commission"). Pepco is also regulated by the Virginia State
Corporation Commission ("VSCC") but the VSCC does not have jurisdiction over its securities issuances. For

____________________
14     The proposed terms and conditions of the Interest Rate Hedges and Anticipatory Hedges are substantially the same as the
Commission has approved in other cases. See Exelon Corporation, HCAR No. 35-27266 (November 2, 2000); SCANA Corporation,
HCAR No. 35-27135 (Feb. 14, 2000); New Century Energies, Inc., et al., HCAR No. 35-27000 (April 7, 1999); and Ameren Corp., et al.,
HCAR No. 35-27053 (July 23, 1999).

ACE, the issuance of short-term debt, long-term debt and equity securities is regulated by the New
Jersey Board of Public Utilities ("NJBPU"). For Delmarva, the issuance of long-term debt and equity securities is regulated by the Delaware Public Service Commission ("DPSC") and the issuance of short-term debt, long-term debt and equity securities is regulated by the VSCC. As discussed more fully below, CAG, CDG, CPGI and any New Utility Subsidiary that may be established are considered utility companies for purposes of the Act but are not subject to regulation by any state public utility commission.

Certain external financings by the Utility Subsidiaries for which authorization is requested herein may be outside the Rule 52 exemption. The authority herein sought excludes financings exempt under Rule 52. Authorized financings may be made under instruments in place at the time of the
Merger or new agreements so long as any such instrument or agreement complies with the limitations described herein. The proceeds from the sale of securities in external financings will be used for general corporate purposes including the financing of working capital requirements.

            (a)     Short-Term Debt

Authority is requested for Pepco and Delmarva to have outstanding short-term debt securities in amounts not to exceed $300 million and $275 million for Pepco and Delmarva, respectively, at any point in time during the Authorization Period. Pepco and Delmarva request authority to issue the same types of short-term debt securities under the same terms as requested for Pepco Holdings above. Pepco and Delmarva may, without counting against the limit set forth above, maintain back-
up lines of credit. Pepco and Delmarva also request authorization to participate in the Pepco
Holdings System Money Pool as more fully described below.

            (b)     Long-Term Debt Securities and Preferred Securities

Authority is requested for Pepco to issue an aggregate of up to $800 million of long-term debt securities and Preferred Securities during the Authorization Period. Pepco requests authority to issue long-term debt securities and Preferred Securities under the same terms as requested for Pepco
Holdings above except that Pepco may issue secured as well as unsecured debt securities. It is anticipated that any secured long-term debt issued by Pepco will be pursuant to the Mortgage and
Deed of Trust Dated July 1, 1936, as amended and supplemented, between Potomac Electric Power
Company and The Bank of New York, as Successor Trustee to Riggs National Bank of Washington,
D.C. However, Pepco may enter into other similar secured financing arrangements, such as a new mortgage indenture, a fallaway indenture, pursuant to which Pepco would issue debt securities that would be secured by a new series of mortgage bonds until such time as its mortgage indenture was terminated or it secured financing agreements with banks or institutional lenders (i.e., accounts receivable financing or a sale/leaseback of utility property not subject to the mortgage lien).
Unsecured long-term debt securities that Pepco may issue include notes, medium-term notes or debentures, under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders.

            (c)     Guarantees

Authority is sought for Pepco to enter into guarantees ("Pepco Guarantees") as set forth above for
Pepco Holdings in Item 1.F.3(e). The Pepco Guarantees, together with Pepco Holdings Guarantees,
Conectiv Guarantees (as defined below), CEH Guarantees (as defined below) and Nonutility
Subsidiary Guarantees (as defined below), will not exceed the Pepco Holdings Guarantee Limit at any time during the Authorization Period, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b). The issuance of any guarantees will be subject to the limitations of Rule 53(c) or Rule 58(a)(1), as applicable.

Certain of the guarantees may be in support of obligations that are not capable of exact quantification. In such cases, Pepco will determine the exposure under a guarantee for purposes of measuring compliance with the Pepco Holdings Guarantee Limit by appropriate means including estimation of exposure based on loss experience or potential payment amounts.

Pepco may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above for guarantees issued by Pepco Holdings.

            (d)     Financing Risk Management Devices

To the extent not exempt under Rule 52, the Utility Subsidiaries request authority to enter into, perform, purchase and sell interest rate management devices and Anticipatory Hedges subject to the limitations and requirements applicable to Pepco Holdings described in Item 1.F.3(f).

       5.     Financing by CEH or CEH Subsidiaries

            (a)     External CEH Genco Financing

Although CAG, CDG, CPGI and any new subsidiaries created to hold non-exempt generation assets are "electric utility companies" under the Act, they are not subject to the jurisdiction of any state commission in connection with the issuance of securities. Accordingly, all securities issuances for
CAG, CDG, CPGI and any new subsidiaries created to hold non-exempt generation assets require approval of the Commission until CAG, CDG, CPGI and any new subsidiaries created to hold non-
exempt generation assets achieve EWG status. Securities issued by CEH or its subsidiaries to support the acquisition and operation of generation facilities are referred to herein as Genco financings. Pepco
Holdings will make the necessary filings with the Federal Energy Regulatory Commission to designate
CAG, CDG, CPGI and any new subsidiaries created to hold non-exempt generation assets as EWGs upon receipt of an order in this file and upon receipt of the required letters from the appropriate state commissions to the Commission stating that, based on the commitments of Pepco Holdings and subject to the qualifications referred to or stated in the letters, Pepco Holdings' investment in EWGs and
FUCOs would not have an adverse impact on the respective state commission's ability to protect Pepco
Holdings' state-regulated utilities or their retail customers. It is Pepco Holdings' understanding that such letters have been forwarded to the Commission by the appropriate state commissions. Pepco
Holdings undertakes to use all reasonable best efforts to obtain EWG status for CAG, CDG and CPGI.
as soon as practicable but in any event no later than one year after the closing of the Merger. At the time that Federal Energy Regulatory Commission ("FERC") applications for EWG status are filed with respect to such companies, CEH and ACE REIT will make the appropriate filings for deregistration with the Commission. As of March 31, 2002, CEH's aggregate net investment in CAG, CDG and CPGI was approximately $546 million.

The aggregate amount of long-term debt and short-term debt financing to be obtained by CEH, a subsidiary of CEH or a financing entity established by CEH to fund the Genco activities of Pepco
Holdings during the Authorization Period (excluding securities issued during the Authorization
Period to associate companies or the Pepco Holdings System Money Pool as described below in Item
1.F.5(d)) shall not exceed $1.5 billion (the "Genco Financing Limit"). Any issuance of securities to
CEH, a subsidiary of CEH or a financing entity established by CEH to unrelated third parties to fund Genco activities under this authorization will reduce, dollar for dollar, the remaining financing authority available to Pepco Holdings under the Pepco Holdings Financing Limit. Any issued and outstanding Genco short-term debt will be included in the calculation of the Pepco Holdings Short-
Term Debt Limit. No utility assets will be encumbered for the benefit of a Nonutility Subsidiary.

Genco Financing may take the form of a project financing. Such financing would be secured by generation assets of CEH or a subsidiary of CEH and would be non-recourse to Pepco Holdings and
Conectiv.

Pursuant to the Order of the Commission dated April 22, 2002 (the "Conectiv Genco Financing
Order"), Conectiv received authorization for Genco Financing in an amount up to $800 million.15
Conectiv requested such authorization in order to have the flexibility to implement its business plan in the event that financing or investment opportunities arose prior to the Merger or if the Merger is delayed. Any Genco Financing issued by Conectiv or its subsidiaries pursuant to the Conectiv
Genco Financing Order will count against the Genco Financing Limit in this file.

                 (i)     Long-Term Debt

Types of long-term debt securities may include notes, medium-term notes or debentures under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders.
Long-term debt may be secured by generation assets or unsecured.

Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s)
or methods of determining the same, terms of payment of interest, redemption provisions, sinking-fund terms and other terms and conditions as CEH may determine at the time of issuance. Any long-term debt (a) may be convertible into any other authorized securities of CEH, (b) will have maturities ranging from one to 50 years,
(c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking-fund provisions, (e)
may provide for reset of the coupon pursuant to a remarketing arrangement, (f) may be subject to tender to the issuer for repurchase or be subject to the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event and (g) may be called from existing investors by a third party.

Specific terms of any borrowings, such as maturity dates, interest rates, redemption and sinking fund provisions, tender or repurchase and conversion features, if any, with respect to the long-term securities of a particular series, will be determined by the issuer at the time of issuance and will comply in all regards with the parameters for financing authorization set forth in Item 1.E above.

Associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

                 (ii)     Short-Term Debt

Authority is requested for CEH, a subsidiary of CEH or a financing entity established by CEH to issue the same types of short-term debt securities under the same terms as requested above for Pepco Holdings. CEH may, without counting against the limits set forth above, maintain back-up lines of credit. Outstanding external short-
term debt issued by CEH, a subsidiary of CEH or a financing entity established by CEH will be included in the calculation of the Pepco Holdings Short-Term Debt Limit.
____________________
15     The Commission reserved jurisdiction with regard to an additional $700 million of Conectiv Genco Financing. Pepco Holdings requests that the Commission reserve jurisdiction over the issuance of a like amount of Genco Financing in this file.

            (b)     Guarantees
Authority is sought for CEH to enter into guarantees of the obligations of its subsidiaries as set forth above for Pepco Holdings in Item 1.F.3(e) and for subsidiaries of CEH or financing entities established by CEH to issue guarantees to external lenders in support of their financing activities
(collectively, "CEH Guarantees"). The CEH Guarantees, together with Pepco Holdings Guarantees,
Pepco Guarantees, Conectiv Guarantees (as defined below) and Nonutility Subsidiary Guarantees
(as defined below), will not exceed the Pepco Holdings Guarantee Limit at any time during the
Authorization Period, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b). The issuance of any guarantees will be subject to the limitations of Rule 53(c) or Rule 58(a)(1), as applicable. In no event will any CEH Guarantees involve the pledging of any utility property.

A portion of the guarantees proposed to be issued by CEH may be in connection with the business of CESI, a wholly owned direct subsidiary of CEH. CESI conducts power marketing and trading operations. CEH may wish to provide credit support in connection with the trading positions of
CESI entered into in the ordinary course of CESI's energy marketing and trading businesses. The provision of parent guarantees by holding companies to affiliates in the generation and power marketing business is standard business practice. The portion of the Pepco Holdings Guarantee
Limit represented by CEH Guarantees allows only for a modest increase in the energy trading activities of CESI.

Certain of the guarantees may be in support of obligations that are not capable of exact quantification. In such cases, CEH will determine the exposure under a guarantee for purposes of measuring compliance with the Pepco Holdings Guarantee Limit by appropriate means including estimation of exposure based on loss experience or potential payment amounts.

CEH may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above for guarantees issued by Pepco Holdings.

            (c)     Financing Risk Management Devices

CEH or a financing subsidiary established by CEH, request authority to enter into, perform, purchase and sell interest rate management devices and Anticipatory Hedges subject to the limitations and requirements applicable to Pepco Holdings described in Item 1.F.3(f).

            (d)     Acquisition of Utility Property and Internal Financing Thereof

Pursuant to the Order of the Commission dated June 7, 2001 (HCAR No. 35-27415; 70-9095),
CAG, CDG and new subsidiaries created to hold non-exempt generation assets (which includes CPGI)
were authorized to acquire up to $1 billion of utility property. Authorization was granted (1) for
Conectiv to fund CEH, the subsidiary formed to hold CDG and ACE REIT, an intermediate holding company parent of CAG; (2) for CEH in turn to fund CDG, ACE REIT and any established new subsidiaries created to hold non-exempt generation assets; and (3) for ACE REIT to fund CAG through the issuance of debt or equity securities to, and the acquisition of those securities by, the respective parent companies in an aggregate amount not to exceed $1 billion. Further, authorization was granted for CAG, CDG and new subsidiaries created to hold non-exempt generation assets to borrow up to $1 billion (less any debt or equity securities issued to their respective parent companies) from the
Conectiv money pool to fund such acquisitions of utility property. As of March 31, 2002, $81.6 million of utility property had been acquired and internally financed by CPGI. From and after the time that
CAG, CDG, CPGI and new subsidiaries created to hold non-exempt generation assets are qualified as
EWGs, the Applicants acknowledge that they will value any utility property acquired by these entities from associated companies that are public utility companies at its fair market value in accordance with
Rule 53(a)(1)(i) for purposes of calculating the aggregate investment limitation in EWGs and FUCOs.

Pepco Holdings requests that the authorizations granted pursuant to the Conectiv Financing Orders for CAG, CDG, CPGI and new subsidiaries created to hold non-exempt generation assets to acquire and fund up to $1 billion of utility property be consolidated in this file. For purposes of this request, the acquisition of utility property by CAG, CDG, CPGI and new subsidiaries created to hold non-
exempt generation assets (but not Pepco, Delmarva or ACE) would include any newly constructed facilities, any property acquired from unaffiliated third parties and any property acquired from associated companies that are public utility companies or EWGs. Any acquisition of utility property made pursuant to the Conectiv Financing Orders will count against the authorization for the acquisition of utility property sought herein.

            (e)     Financing of Nonutility Subsidiaries of CEH

The Nonutility Subsidiaries of CEH will be financed as described in Item 1.F.7 below.

       6.     Conectiv Financing

            (a)     Existing Financing Arrangements

As indicated on Exhibit K-2 hereto, Conectiv has certain financing arrangements in place. Those arrangements that will remain in place following the Merger are described in such Exhibit. Conectiv is not requesting authorization for external financing in this file. After the Merger, Conectiv will not issue any external debt pursuant to the Conectiv Financing Orders.

            (b)     Guarantees

Authority is sought for Conectiv to enter into guarantees of the obligations of its subsidiaries
("Conectiv Guarantees") as set forth above for Pepco Holdings in Item 1.F.3(e). The Conectiv
Guarantees, together with Pepco Holdings Guarantees, Pepco Guarantees, CEH Guarantees and
Nonutility Subsidiary Guarantees (as defined below), will not exceed the Pepco Holdings Guarantee
Limit at any time during the Authorization Period, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b) The issuance of any guarantees will be subject to the limitations of Rule 53(c) or Rule 58(a)(1), as applicable.

A portion of the guarantees proposed to be issued by Conectiv may be in connection with the business of CESI, a wholly owned indirect subsidiary of Conectiv. CESI conducts power marketing and trading operations. Conectiv may wish to provide credit support in connection with the trading positions of CESI entered into in the ordinary course of CESI's energy marketing and trading businesses. The provision of parent guarantees by holding companies to affiliates in the generation and power marketing business is standard business practice. The portion of the Pepco Holdings
Guarantee Limit represented by Conectiv Guarantees allows only for a modest increase in the energy trading activities of CESI.

Certain of the guarantees may be in support of obligations that are not capable of exact quantification. In such cases, Conectiv will determine the exposure under a guarantee for purposes of measuring compliance with the Pepco Holdings Guarantee Limit by appropriate means including estimation of exposure based on loss experience or potential payment amounts.

Conectiv may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above for guarantees issued by Pepco Holdings.

            (c)     Financing of Nonutility Subsidiaries of Conectiv

The Nonutility Subsidiaries of Conectiv will be financed as described in Item 1.F.7 below.

       7.     Nonutility Subsidiary Financings

As indicated on Exhibits K-1 and K-2 hereto, certain Nonutility Subsidiaries have financing arrangements in place. These arrangements are expected to remain in place following consummation of the Merger. Certain guarantees in favor of a direct or indirect Nonutility
Subsidiary issued by another Subsidiary may be replaced by Pepco Holdings, CEH or Conectiv guarantees as described below. In addition, the Merger U-1 contemplates the formation or retention of other Nonutility Subsidiaries that currently do not have outstanding debt. It is expected that future financing by all such Nonutility Subsidiaries will be made pursuant to the terms of Rule 52.

In order to be exempt under Rule 52(b), any loans by Pepco Holdings, CEH or Conectiv to a
Nonutility Subsidiary or by one Nonutility Subsidiary to another must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in the limited circumstances where the Nonutility Subsidiary making the borrowing is not wholly owned, directly or indirectly, by Pepco Holdings, authority is requested under the Act for Pepco
Holdings, CEH, Conectiv or a Nonutility Subsidiary, as the case may be, to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.16 If such loans are made to a Nonutility Subsidiary, such
Nonutility Subsidiary will not provide any services to any associate Nonutility Subsidiary except to a wholly or partially owned subsidiary that meets one of the following conditions (which are the same conditions for which Pepco Holdings has requested an exemption in the Merger U-1 from the at cost requirements of the Act with respect to the rendering of services to nonutility subsidiaries generally): (i) the Nonutility Subsidiary is a FUCO or an EWG that derives no part of its income, directly or indirectly, from the generation and sale of electric energy within the United States; (ii)
the Nonutility Subsidiary is an EWG that sells electricity at market-based rates that have been approved by the FERC or the relevant state public utility commission, provided that the purchaser is not one of Pepco Holdings' regulated public utility subsidiaries; (iii) the Nonutility Subsidiary is a qualifying facility ("QF") under the Public Utility Regulatory Policies Act of 1978, as amended
("PURPA"), that sells electricity exclusively at rates negotiated at arm's length to one or more industrial or commercial customers purchasing the electricity for their own use and not for resale, or to a electric utility company (other than one of Pepco Holdings' regulated public utility subsidiaries)
at the purchaser's "avoided costs" as determined under the regulations under PURPA; (iv) the
Nonutility Subsidiary is an EWG or QF that sells electricity at rates based upon its cost of service, as approved by the FERC or any state public utility commission having jurisdiction, provided that the purchaser of the electricity is not one of Pepco Holdings" regulated public utility subsidiaries; or
(v) the Nonutility Subsidiary is engaged solely in the business of developing, owning, operating and/or providing services to a company described in clauses (i)-(iv) above.
_______________
16     The Commission has granted similar authority to another registered holding company. See
Entergy Corporation, et al., HCAR No. 35-27039 (June 22, 1999).

       8.     Guarantees by Nonutility Subsidiaries, Money Pool and Intrasystem Advances

            (a)     Nonutility Subsidiary Guarantees

In addition to guarantees that may be provided by Pepco Holdings, Pepco, CEH and Conectiv, the
Nonutility Subsidiaries request authority to provide to other Nonutility Subsidiaries guarantees and other forms of credit support ("Nonutility Subsidiary Guarantees"). The Nonutility Subsidiary
Guarantees, together with Pepco Holdings Guarantees, Pepco Guarantees, CEH Guarantees and
Conectiv Guarantees will not exceed the Pepco Holdings Guarantee Limit at any time during the
Authorization Period, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b) The issuance of any guarantees will be subject to the limitations of Rule 53(c) or Rule 58(a)(1), as applicable. The Nonutility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above for guarantees issued by Pepco Holdings.

            (b)     Authorization and Operation of the Pepco Holdings System Money Pool

Pepco Holdings and the Subsidiaries hereby request authorization to establish the Money Pool, and the Subsidiaries, to the extent not exempted by Rule 52, also request authorization to make unsecured short-term borrowings from the Money Pool, to contribute surplus funds to the Money
Pool and to lend and extend credit to (and acquire promissory notes from) one another through the
Money Pool. Pepco Holdings is requesting authorization to contribute surplus funds and to lend and extend credit to the Money Pool.17

Pepco Holdings and the Subsidiaries believe that the cost of the proposed borrowings through the
Money Pool will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the Money Pool will generally be higher than the typical yield on short-term investments.

                 (i)     Money Pool

Under the proposed terms of the Money Pool, short-term funds would be available from the following sources for short-term loans to the Subsidiaries from time to time: (1) surplus funds in the treasuries of Money Pool participants other than Pepco Holdings, (2) surplus funds in the treasury of Pepco Holdings ((1) and (2) comprise "Internal Funds"), and (3) proceeds from the issuance of short-term debt securities by Money Pool participants or by Pepco Holdings for loan to the Money
Pool ("External Funds"). Funds would be made available from such sources in such order as the administrator of the Money Pool (CRP or its successor) may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool. The determination of whether a Money Pool participant at any time has surplus funds to lend to the Money Pool or shall lend funds to the Money Pool would
____________________
17     As registered holding companies, Pepco Holdings and Conectiv will not borrow from the
Money Pool. CEH and ACE REIT are temporary holding companies due to the lack of capacity to designate all of their direct and indirect subsidiaries' holdings in generation assets as EWGs. CEH and ACE REIT are currently members of the Conectiv money pool, and CEH has outstanding borrowings from the Conectiv money pool in order to finance its generation construction program.
Following the Merger, CEH, but not ACE REIT, may become a member of the Money Pool and be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion. See
Exhibit I-1 for a copy of the Form of Money Pool Agreement.

No party would be required to effect a borrowing through the Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from other lenders. No loans through the Money Pool would be made to, and no borrowings through the Money Pool would be made by, Pepco Holdings. In situations in which limited funds are available in the Money Pool for loans, Pepco, ACE and Delmarva would have first priority for such funds.

The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Money Pool participants lending External Funds to the Money Pool would initially be paid by the participant maintaining such line. A portion of such costs, or all of such costs in the event a Money Pool participant establishes a line of credit solely for purposes of lending any
External Funds obtained thereby into the Money Pool, would be retroactively allocated every month to the companies borrowing such External Funds through the Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

If only Internal Funds make up the funds available in the Money Pool, the interest rate applicable and payable to or by Subsidiaries for all loans of such Internal Funds will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The
Wall Street Journal.

If only External Funds comprise the funds available in the Money Pool, the interest rate applicable to loans of such External Funds would be equal to the lending company's weighted average of the cost for such External Funds (or, if more than one Money Pool participant had made available
External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Money Pool participants for such External
Funds).

In cases where both Internal Funds and External Funds are concurrently borrowed through the Money Pool, the rate applicable to all loans comprised of such "blended" funds would be a composite rate equal to the weighted average of the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above).
_______________________________________________________________________________
CEH may refund its existing level of borrowings from the Money Pool outstanding at the time of the Merger until such time that CEH (and ACE REIT) cease to be utility holding companies and cease to be registered holding companies. Pepco Holdings commits to have all of the direct and indirect subsidiaries of CEH engaged in generation activities designated as EWGs as soon as possible, but not later than one year, after the Merger. At the time that FERC applications for EWG status are filed with respect to such CEH subsidiaries, CEH and ACE REIT will make the appropriate filings for deregistration with the Commission. Pepco Holdings has requested and obtained letters from the state commissions to the Commission stating that, based on the commitments of Pepco Holdings and subject to the qualifications referred to or stated in the letters,
Pepco Holdings' investment in Exempt Projects (as defined below) up to the Pepco Holdings
Exempt Project Limit would not have an adverse impact on the respective state commission's ability to protect Pepco, ACE and Delmarva or their retail customers. Applicants request that the
Commission reserve jurisdiction over the authority of CEH to participate in the money pool following their deregistration as holding companies.

Funds not required by the Money Pool to make loans (with the exception of funds required to satisfy the Money Pool's liquidity requirements) would ordinarily be invested in one or more short-
term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market mutual funds; (vi) bank certificates of deposit, (vii) Eurodollar funds; and (viii) such other investments as are permitted by
Section 9(c) of the Act and Rule 40 thereunder.

The interest income earned on investments in the Money Pool would be allocated among the participants in the Money Pool in accordance with the weighted average proportion each participant's contribution of funds bears to the total amount of funds in the Money Pool.

Each Subsidiary receiving a loan through the Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than one year after the date of such loan. All loans made through the Money Pool may be prepaid by the borrower without premium or penalty.

Pepco and Delmarva may have up to $300 million and $275 million, respectively, borrowed at any one time from the Money Pool. Amounts borrowed by Pepco and Delmarva from the Money Pool would count against the short-term borrowing authority for Pepco and Delmarva referred to in Item
1.F.4(a) above.

                 (ii)     Operation of the Money Pools and Administrative Matters

Operation of the Money Pool, including record keeping and coordination of loans, will be handled by CRP, or its successor, or a newly formed subsidiary company established to serve as the service company for the Pepco Holdings System, under the authority of the appropriate officers of the participating companies. The Money Pool will be administered on an "at cost" basis.

            (c)     Use of Proceeds

Proceeds of any short-term borrowings by the Nonutility Subsidiaries may be used by each such
Nonutility Subsidiary (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and equity; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes. The use of proceeds from the financings would be limited to use in the operations of the respective businesses in which such Subsidiaries are already authorized to engage.18

____________________
18     The authorization sought herein is substantially the same as that given in recent cases. See
SCANA Corporation, HCAR No. 35-27135 (Feb. 14, 2000); New Century Energies, Inc., HCAR
No. 35-26750 (Aug. 1, 1997) and Conectiv, HCAR No. 35-26833 (Feb. 26, 1998).

            (d)     Intrasystem Financing

Generally, Pepco Holdings, CEH, Conectiv or the lending Subsidiary's loans to, and purchase of capital stock from, such borrowing Subsidiaries will be exempt under Rule 52, and capital contributions and open account advances without interest will be exempt under Rule 45(b). Loans by Pepco Holdings, CEH, Conectiv or a Nonutility Subsidiary to a Nonutility Subsidiary generally will have interest rates and maturity dates that are designed to parallel the lending company's effective cost of capital, in accordance with Rule 52(b). To the extent that any intrasystem loans or extensions of credit are not exempt under Rule 45(b) or Rule 52, as applicable, the company making such loan or extending such credit may charge interest at the same effective rate of interest as the daily weighted average effective rate of commercial paper, revolving credit and/or other short-term borrowings of such company, including an allocated share of commitment fees and related expenses. If no such borrowings are outstanding, then the interest rate shall be predicated on the
Federal Funds effective rate of interest as quoted daily by the Federal Reserve Bank of New York.
In the limited circumstances where the Nonutility Subsidiary effecting the borrowing is not wholly owned by Pepco Holdings, CEH, Conectiv or a Nonutility Subsidiary, directly or indirectly, authority is requested under the Act for Pepco Holdings, CEH, Conectiv or a Nonutility Subsidiary
to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital. If such loans are made to a
Nonutility Subsidiary, such Nonutility Subsidiary will not provide any services to any associate
Nonutility Subsidiary except a company that meets one of the conditions for rendering of services on a basis other than at cost as described in the Merger U-1. In the event any such loans are made,
Pepco Holdings will include in the next certificate filed pursuant to Rule 24 substantially the same information as required on Form U-6B-2 with respect to such transaction.

Pepco Holdings will comply with the requirements of Rule 45(c) regarding tax allocations except as otherwise approved by the Commission to alter such requirements.19

       9.     Financing Subsidiaries

Pepco Holdings and the Subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of Pepco Holdings and the Subsidiaries through the issuance of short-
term debt, long-term debt, Preferred Securities or equity securities to third parties and the transfer of the proceeds of such financings to Pepco Holdings or such Subsidiaries. Pepco Holdings or a
Subsidiary may, if required, guarantee or enter into support or expense agreements in respect of the obligations of any such financing subsidiaries. Subsidiaries may also provide guarantees and enter into support or expense agreements, if required, on behalf of such entities pursuant to Rules
45(b)(7) and 52, as applicable. Each of the Subsidiaries also requests authorization to enter into an expense agreement with its respective financing entity, pursuant to which it would agree to pay all

____________________
19     In the Merger U-1, Pepco Holdings has requested an exception to Rule 45(c)(5) to permit Pepco
Holdings to retain certain payments for tax losses that it would otherwise be required to allocate to its subsidiaries without payment. Such payments are limited to tax credits resulting from financing or refinancing the consideration to be paid in the Merger.

expenses of such entity. Any amounts issued by such financing entities to third parties pursuant to this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such financing entity. However, the underlying intrasystem mirror debt and parent guarantee shall not be included.20 Pepco Holdings proposes that the aggregate amount of securities to be issued by financing subsidiaries be limited to a portion of the Pepco Holdings
Financing Limit not to exceed $1 billion without further authorization of the Commission.21
Specifically excluded from this limitation is the issuance of up to $1.7 billion of securitization securities by ACE Transition Funding. As noted above, authorization for such issuance is pending in File No. 70-9899.

       10.     Changes in Capital Stock of Wholly Owned Subsidiaries

The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to Pepco Holdings or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued pursuant to this file cannot be ascertained at this time. It may happen that the proposed sale of capital securities (i.e., common stock or preferred stock) may in some cases exceed the then-authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value.

As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any wholly owned Subsidiary's authorized capital stock capitalization or other equity interests by an amount deemed appropriate by Pepco Holdings or other intermediate parent company. This request for authorization will not affect the aggregate limits or other conditions contained herein. A Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a Utility Subsidiary (other than CAG, CDG and new subsidiaries created to hold non-
generation assets) would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business.22

G.   Investments in EWGs and FUCOs

       1.     Conectiv Investments in EWGs

Pursuant to the Conectiv Financing Orders, Conectiv has authorization to invest proceeds of securities issuances in EWGs in amounts not to exceed $350 million (the "Conectiv EWG Project
Limit"). As of March 31, 2002, Conectiv had investments in EWGs of $305.0 million. Conectiv has no investments in FUCOs. As of March 31, 2002, Conectiv was in compliance with the requirements of the Conectiv Financing Orders as they relate to investments in EWGs.

____________________
20     The authorization sought herein with respect to financing entities is substantially the same as that given to New Century
Energies, Inc., HCAR No. 35-26750 (Aug. 1, 1997); Conectiv, HCAR No. 35-26833 (Feb. 26, 1998); Cinergy Corp.,
HCAR No. 35-26984 (Mar. 1, 1999); Dominion Resources, Inc., HCAR No. 35-27112 (Dec. 15, 1999); SCANA
Corporation, HCAR No. 35-27135 (Feb. 14, 2000); Exelon Corporation, HCAR No. 35-27266 (November 2, 2000) and
Progress Energy, HCAR No. 35-27297 (Dec. 12, 2000).
21     Pepco Holdings requests that the Commission reserve jurisdiction over the issuance of up to an additional $2.5 billion of securities by financing subsidiaries.
22     Conectiv, HCAR No. 35-26833 (Feb. 26, 1998); SCANA Corporation, HCAR No. 35-27137 (Feb. 14,2000).

It is requested that the authorizations to invest in EWGs contained in the Conectiv Financing Orders continue in effect upon consummation of the Merger pending authorization of the Exempt Project
Limit requested herein.23

       2.     Pepco Investments in EWGs and FUCOs

As of March 31, 2002, Pepco had investments in EWGs of $30.0 million. These investments consisted of investments in the Benning Road and Buzzard Point power generation plants.

As of the same date, Pepco had investments of $671.2 million in entities that are expected to be qualified as FUCOs following consummation of the Merger. These investments, which include an
EWG located in Australia and other investments made under long-term leveraged leases consistent with the requirements of Rule 7(d) of the Act, consist of interests in projects located in the
Netherlands and Austria.24 PHI will cause forms U-57 to be filed with respect to the projects in the
Netherlands and Austria held under long-term leveraged leases, on or before September 30, 2002.

Pepco Holdings requests authorization to keep in place after the Merger the EWG and FUCO investments described above. Pepco's existing investment in Exempt Projects (or leveraged leases that will be converted into Exempt Projects), are currently contributing revenues to the Pepco system.

       3.     Pepco Holdings Investments in EWGs and FUCOs and Compliance with Rules 53 and 54

As noted above, Conectiv was authorized under the Financing Orders to invest the proceeds of securities issuances in EWGs in an amount not to exceed the Conectiv EWG Project Limit. In this filing, Pepco Holdings requests authorization to apply proceeds from proposed financing transactions to make additional investments in both EWGs and FUCOs (together, "Exempt
Projects"). Specifically, Pepco Holdings requests authorization to issue securities for the purpose of acquiring EWGs and FUCOs in an amount that, when added to the existing aggregate investment in
EWGs and FUCOs and the fair market value of the CEH generation assets (when converted to EWGs)
does not exceed 100% of consolidated retained earnings plus $3.5 billion (the "Pepco Holdings
Exempt Project Limit").

As of March 31, 2002, Pepco Holdings, on a proforma basis, had investments of $1,006.2 million in
Exempt Projects consisting of $701.2 million of investments by Pepco and $305.0 million of investments by Conectiv.

In December, 2000, Pepco executed its business plan to exit the electricity generating business by completing the divestiture of substantially all its generation assets pursuant to deregulation legislation. All of Pepco's retained generating assets are EWGs.

In May, 1999, Conectiv announced its intention to restructure its portfolio of electricity generation assets. Conectiv's strategic plan called for the retention and development of flexible, low-cost generation to back Conectiv's merchant capabilities. As the result of restructuring legislation
____________________
23     See New Century Energies, Inc., et al., HCAR No. 35-27218 (August 22, 2000). Amounts invested pursuant to the
Conectiv EWG Project Limit will be invested by Conectiv or its existing associate companies, and will not be contributed or financed by Pepco Holdings, Pepco, or existing Pepco associate companies.
24     PCI has made filings on Form U-7D that describe the leveraged lease transactions, including how they meet the criteria of Rule 7(d), and provide for the Rule 7(d) exemptions.

enacted in New Jersey, Delaware, Maryland and Virginia, ACE and Delmarva exited the electricity generation industry. A substantial portion of the generating assets of ACE and Delmarva have been sold or are under contract to be sold to third parties. On July 1, 2000, pursuant to the Order of the
Commission dated June 29, 2000 (HCAR No. 35-27192) (the "Genco Order"), ACE transferred net generating assets of approximately 502 megawatts to CAG. Concurrently, and pursuant to the
Genco Order, Delmarva transferred net generating assets of approximately 1,364 megawatts to
CDG. As noted above, CAG and CDG are public utility companies for purposes of the Act but are not subject to state regulation.

The other part of Conectiv's strategic plan involves the construction of mid-merit generating projects. The mid-merit market is the segment between base load and peak generation, where flexibility is more important than size. The mid-merit market consists of electric generating plants that are fuel-flexible with the ability to start up and shut down quickly based on customer demand, weather conditions and price fluctuations. The purpose of the request for up to $1.5 billion of Genco
Financing described above is to finance Conectiv's current and future investment in exempt generation projects that meet its strategic plan.

It is the intention of Pepco Holdings that all of the generation assets owned by the merged company ultimately will become Exempt Projects. Conectiv estimates that its total investment in generating assets (including Exempt Projects and generation assets held as utility property by CAG and CDG as noted above) was approximately $836 million as of June 30, 2001. The Conectiv EWG Project
Limit is insufficient to accommodate Pepco Holdings' current holdings and future growth strategy.

Pepco Holdings' proposal to make investments in Exempt Projects in an amount not to exceed the
Pepco Holdings Exempt Project Limit is consistent with rule 53(c). Investing at that level will not have a substantial adverse impact upon the financial integrity of the Pepco Holdings holding company system, will not have an adverse impact on Pepco, Delmarva or ACE or their customers or on the ability of any affected state commission to protect Pepco, Delmarva or ACE or their customers.

Pepco Holdings' retained earnings will be substantially greater than Conectiv's. Based on the Pepco
Holdings proforma financial statements as of March 31, 2002, Pepco Holdings' retained earnings are projected to be approximately $970 million. Pepco Holdings' proforma retained earnings are artificially low because of the effects of merger accounting. Pepco Holdings will not be able to consolidate Conectiv's retained earnings which were $212 million as of March 31, 2002. In the merger between ACE and Delmarva that created Conectiv, ACE's retained earnings of $225 million were excluded from Conectiv's retained earnings. Further, as a result of electric industry restructuring, ACE and Delmarva discontinued applying Statement of Financial Accounting
Standards ("SFAS") No. 71 to their electricity supply businesses in the third quarter of 1999 and applied the requirements of SFAS No. 101 and Emerging Issues Task Force Issue No. 97-4.
Pursuant to the newly adopted accounting standards, ACE and Delmarva recorded a combined reduction to earnings of $312 million, net of income taxes. As a result of deregulation and divestiture, Pepco transferred two generating stations to its subsidiary PES. Pepco determined that the carrying amounts of the generating stations were not recoverable and the assets were written down to their fair value, and recognized a net of tax impairment loss of $24 million in the fourth quarter of 2000. Absent the effects of merger accounting and electric industry restructuring, Pepco
Holdings' retained earnings would be approximately $773 million higher at the date of the Merger.

Pepco Holdings will be a substantially larger company than Conectiv. Pepco Holdings' total capitalization at the time of the Merger is projected to be $8.9 billion compared to Conectiv's total capitalization of $4.5 billion as of June 30, 2001.

Further, Pepco Holdings notes that the Commission recently authorized other registered holding companies, Exelon Corporation25 and Cinergy Corporation,26 to invest up to $4 billion and $2.7 billion, respectively, in Exempt Projects. The Commission has recognized that registered companies should not be penalized in the independent power market due to the effects of merger accounting and state-mandated restructuring.27 As the Commission has previously noted, merger accounting for the effects of state restructuring artificially and drastically reduced the level of Conectiv's retained earnings, without affecting the underlying financial integrity of the Conectiv system.28 As explained above, merger accounting will also severely understate the level of Pepco Holdings'
consolidated retained earnings. For these reasons, the relationship of the proposed level of Exempt
Project investment to Pepco Holdings' retained earnings would not provide an accurate measure of the impact of such investment on the overall financial strength of the holding company system.

Additionally, Pepco Holdings, like many other registered companies, must have financing flexibility to capitalize on opportunities in the fast-moving independent power industry, as well as to accommodate the restructuring of generation assets and their eventual ownership of EWG affiliates. In this regard, it should be emphasized that the Commission has granted Conectiv authority to invest up to $1 billion in utility property in order to pursue its strategy of developing low-cost mid-merit generation in the Mid-Atlantic region. It is Pepco Holdings' intention to secure
EWG status for such projects as soon as practicable.

For the following reasons, in addition to those noted above, Pepco Holdings believes that its present proposal satisfies the criteria of rule 53(c), including as applied in Exelon and Cinergy:

       1.     Project review procedures/risk mitigation

Pepco Holdings will subject potential investments in Exempt Projects to a series of rigorous project review screens before committing any funds, and once funds have been invested, Pepco Holdings will closely monitor project performance, using effective techniques to mitigate project risks.

A thorough review of operating assumptions relating to any project will include an analysis of fuel supply and environmental effects by appropriate internal or external personnel. Other operating risks may be mitigated by equipment warranties and various forms of insurance, as appropriate.

Pepco Holdings will perform detailed analysis to ensure that an EWG will be able to produce energy at competitive prices and that sufficient demand will be available for the output and engage in commodity hedging activities to protect the expected cash flow from the project.

____________________
25     See Exelon Corporation, et al., HCAR No. 35-27296, (Dec. 8, 2000).
26     See Cinergy Corporation, et al., HCAR No. 35-27400, (May 18, 2001).
27     See Cinergy Corporation, et al., HCAR No. 35-27400, (May 18, 2001) (lifting reservation of jurisdiction and permitting investment of 100% of consolidated retained earnings plus $2 billion, excluding investments in generation assets transferred by utility subsidiaries).
28     See Conectiv, et al., HCAR No. 35-27213 (August 17, 2000).

Financing risks will be minimized by attempting to obtain the maximum amount of permanent financing that is available at a reasonable cost. Wherever practicable, Pepco Holdings will finance
Exempt Projects with non-recourse debt.

Pepco Holdings will seek to minimize interest rate risk by borrowing at a fixed rate or through the use of interest rate hedging strategies. The goal will be to limit the effects of rising interest rates on the economics of the project.

By involving counsel in the entire scope of the project, legal risks will be mitigated. Counsel will include in its review regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertaking of third parties, the status of title to property and the obligations inherent in the financing arrangements.

Pepco Holdings' portfolio diversification approach will serve to mitigate the risks presented by any single project. Open access transmission service and the growing demand for new generating capacity also mitigate risks of domestic EWG projects.

Foreign investments are subject to an additional level of scrutiny regarding the political and economic stability of the jurisdictions of the project's location.

       2.     Prior investments

Through Conectiv and Pepco, Pepco Holdings has considerable experience with generation projects and foreign utility investments, including both Exempt Projects and non-exempt projects.

       3.     Current financial condition

Credit ratings, capitalization ratios, and other financial factors attest that Pepco Holdings, Pepco,
Ace and Delmarva are in sound financial condition.

As of May 14, 2002, the senior unsecured debt of Pepco, ACE and Delmarva was rated
"investment grade" by both of the major rating agencies. The senior unsecured debt of Pepco
Holdings was rated "investment grade" by Moody's. Standard & Poor's has not yet issued a senior unsecured debt rating for Pepco Holdings but it is anticipated that such rating will be "investment grade" when it is issued. See Item 1.E.5 above for a summary of the debt ratings for Pepco, ACE and Delmarva.

As a result of the terms and conditions applicable to the general financing authorization sought herein, the Pepco Holdings system's authority under the Act to engage in financing transactions would be restricted in the event Pepco Holdings' senior unsecured debt falls below investment grade. Specifically, Pepco Holdings has committed that without further authorization from the
Commission, it will not issue any additional debt to finance investments in Exempt Projects if, upon original issuance, Pepco Holdings' senior unsecured debt obligations are not rated investment grade by at least one of the major ratings agencies.

As of the date of the Merger, the Common Equity Ratios of Pepco Holdings, Pepco, ACE,29 and
Delmarva will exceed the Commission's traditional 30% standard. Pursuant to the terms and conditions applicable to the general financing authorization sought herein, significant restrictions come into play if Pepco Holdings' Common Equity Ratio would fall below 30%. In that event, without a further order from the Commission, Pepco Holdings would be precluded from issuing any additional debt.

Additional investments in Exempt Projects will not have a negative impact on the state-regulated utility companies' abilities to fund their operations since such companies will not depend on Pepco
Holdings for capital. It is anticipated that Pepco, ACE and Delmarva will finance their capital needs entirely with their own internal funds and proceeds of external financings by them during the
Authorization Period. Pepco Holdings does not currently anticipate a need to make any equity investments in Pepco, ACE and Delmarva over the course of the Authorization Period. However, to the extent that Pepco, Delmarva or ACE do require capital, they will have priority for system funds over the Nonutility Subsidiaries.

       4.     Protection of Utility Companies; state letters

Pepco, ACE and Delmarva will remain insulated from the direct effects of EWG and FUCO investments.

All of Pepco Holdings' Exempt Projects will be legally and structurally separate from Pepco, ACE and Delmarva. Consequently, any losses in connection with Exempt Projects would have no direct effect on the wholesale or retail electric or gas rates of Pepco, ACE and Delmarva.

Pepco Holdings affirms that it will not seek recovery through higher rates to the utility customers of
Pepco, ACE and Delmarva in order to compensate Pepco Holdings for any losses it may sustain on investments in any Exempt Projects or for any inadequate returns on those investments.

Pepco Holdings affirms that it will comply with the other conditions of rule 53(a) conferring specific protections on customers of Pepco, ACE and Delmarva and their state commissions, namely:

•	the requirements of rule 53(a)(2) regarding the preparation and making available of books and records and financial reports regarding Exempt Projects;
•	the requirements of rule 53(a)(3) regarding the limitation on the use of employees of Pepco, ACE and Delmarva in connection with providing services to Exempt Projects; and
•	the requirement of rule 53(a)(4) regarding filing of copies of applications and reports.

With respect to relevant financial benchmarks specifically contemplated by the terms of rule 53, none of the conditions enumerated in paragraph (b) thereof is applicable. Pepco Holdings affirms that it will notify the Commission in writing if any of the circumstances described in rule 53(b) arise during the Authorization Period.
____________________
29     As discussed above under "Financial Condition", Pepco Holdings has requested that ACE's required Common Equity Ratio be reduced in the event that ACE Transition Funding issues up to $1.7 billion of securitization securities. Also as discussed in the same section, Pepco Holdings has requested that the Commission reserve jurisdiction over the reduction in ACE's required Common Equity
Ratio pending completion of the record in File No. 70-9899.

Pepco Holdings will remain in compliance with the requirements of Rule 53(a), other than Rule
53(a)(1), at all times during the Authorization Period.

Further, in addition to providing the affected state commissions with copies of FUCO notices filed with this Commission and EWG applications filed with the FERC apprising the state commissions of each specific project in which Pepco Holdings invests, Pepco Holdings will furnish to these state commissions, concurrently with submission to the Commission, copies of the quarterly reports
Pepco Holdings files in this docket pursuant to rule 24.

Finally, Pepco Holdings has obtained letters from the state commissions to the Commission stating that, based on the commitments of Pepco Holdings and subject to the qualifications referred to or stated in the letters, Pepco Holdings' investment in Exempt Projects up to the Pepco Holdings
Exempt Project Limit will not have an adverse impact on the respective state commission's ability to protect Pepco, ACE and Delmarva or their retail customers. Pepco Holdings hereby affirms that it will abide by the restrictions and commitments set forth in such letters30.

H.   Payment of Dividends Out of Capital or Unearned Surplus

       1.     Payment of Dividends by Nonutility Subsidiaries Out of Capital or Unearned Surplus

The Applicants propose that Nonutility Subsidiaries (including CEH, ACE REIT, CAG, CDG,
CPGI and any new subsidiaries created to hold non-exempt generation assets, upon the receipt of EWG status) be permitted to pay dividends, from time to time through the Authorization Period, out of capital and unearned surplus, to the extent permitted under applicable corporate law.

I.   Filing of Certificates of Notification

It is proposed that, with respect to Pepco Holdings, the reporting systems of the 1933 Act and the
Securities Exchange Act of 1934, as amended (the "1934 Act") be integrated with the reporting system under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and Pepco Holdings. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by
Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application-
Declaration. Such certificates of notification would be filed within 60 days after the end of the first three calendar quarters and 90 days after the end of the last calendar quarter. The initial Rule 24 certificate of notification will be filed as of the last day of the first full calendar quarter following the date of the Merger.

A copy of relevant documents (e.g., underwriting agreements, indentures, bank agreements) for the relevant quarter will be filed with, or incorporated by reference from 1933 Act or 1934 Act filings in such Rule 24 certificates.

____________________
30     Prior to the Merger, Pepco Holdings' investment in Exempt Projects will be limited to its existing investment in Exempt Projects at the time of the Merger. In addition, as discussed above,
Conectiv will continue to finance EWG investments up to the Conectiv EWG Project Limit.
The Rule 24 certificates will contain the following information:

•	The sales of any common stock or preferred securities by Pepco Holdings and the purchase price per share and the market price per share at the date of the agreement of sale;
•

The total number of shares of Pepco Holdings common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted;

•

If Pepco Holdings common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

•	If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount of the guarantee;
•	The amount and terms of any Pepco Holdings indebtedness or Genco debt issued during the quarter;
•	The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter;
•	The amount and terms of any financings consummated by any Nonuility Subsidiary that are not exempt under Rule 52;
•	The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto;
•

A representation that the financial statements of Pepco Holdings will account for any financing subsidiary or special purpose subsidiary in accordance with U.S. GAAP and will further disclose, with respect to any financing subsidiary or special purpose subsidiary: (i) the name of the subsidiary; (ii) the value of Pepco Holdings' investment account in the subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the amount invested in the subsidiary by Pepco Holdings; (v) the type of entity; (vi) the percentage owned by Pepco Holdings; (vii) the identification of other owners if not 100% owned by Pepco Holdings; (viii) the purpose of the investment in the subsidiaries; and (ix) the amounts and types of securities to be issued by the subsidiary. To the extent that any securities are issued by any financing subsidiary or special purpose subsidiary in this file and are not set forth on the balance sheet of the issuer, the terms and conditions of the securities will be included in the report filed under Rule 24. Pepco Holdings states that, regardless if any duty to file is triggered, Pepco Holdings maintains sufficient control to enable it to monitor the creation and use of any financing subsidiary or special purpose subsidiary.

•	A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing;
•

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Pepco Holdings, that has engaged in jurisdictional financing transactions during the quarter;

•	A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Pepco Holdings on a consolidated basis and CEH and Pepco, Delmarva and ACE;
•

A retained earnings analysis of Pepco Holdings on a consolidated basis and CEH and Pepco, Delmarva and ACE detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter;

•

Future registration statements filed under the 1933 Act with respect to securities that are subject of the Application-Declaration will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to Rule 24;

•

In any quarter in which a consolidated federal income tax return has been filed, information showing the calculation of the portion of Pepco Holdings' loss that is attributable to the Merger and a spreadsheet showing the actual allocation of income taxes to each member of the consolidated group (such authorization was sought in the Merger U-1 (70-9913) but will be reported in this file);

•	A current calculation of Pepco Holdings' aggregate investment in Exempt Projects as a percentage of Pepco Holdings' consolidated retained earnings" both as determined in accordance with Rule 53 (a);
•

A statement of aggregate investment in Exempt Projects as a percentage of the following: total capitalization, net utility plant, total consolidated assets and market value of common equity, all as of the end of the quarter;

•	Consolidated capitalization ratios of Pepco Holdings, Pepco, ACE and Delmarva as of the end of the quarter; and
•	A market-to-book ratio of Pepco Holdings' common stock at the end of the quarter

In addition, Pepco Holdings shall file a report under Rule 24 with the Commission within two business days after the occurrence of any of the following:

•

A 10% or greater decline in common stock equity for U.S. GAAP purposes since the end of the last reporting period for Pepco Holdings or for Pepco, ACE or Delmarva or common stock equity as a percentage of consolidated capitalization of any of those entities falls below 30%;

•	Pepco Holdings, Pepco, ACE or Delmarva defaults on any obligation in principal amount equal to or exceeding $50 million if the default permits the holder to demand payment;
•	Any event described under Rule 53 (b); and
•	A nationally recognized statistical rating organization has downgraded the senior debt ratings of Pepco Holdings, Pepco, ACE or Delmarva.

The report shall describe all material circumstances giving rise to the event.

This information is substantially the same as that required by the Commission from other registered holding companies that have obtained relief under Rule 53. Pepco Holdings believes that such reporting requirements will assist the Commission in its determinations concerning the effect of investments in Exempt Projects

Item 2. Fees, Commissions and Expenses
Estimated legal fees and expenses	$62,000
Estimated miscellaneous expenses and fees	25,000
Total	$87,000

The above estimated fees and expenses do not include underwriting fees and other expenses incurred in completing specific financial transactions or other transactions covered in this file. The fees and expenses incurred for specific financings will not exceed 5% of the proceeds thereof.

Item 4.  Regulatory Approval

As described Item 1.F.3., the D. C. Commission has jurisdiction over the issuance of long-term debt and equity securities by Pepco and Pepco currently has authority from the D. C. Commission for the issuance of up to $800 million of such securities. No state utility commission has jurisdiction over the issuance of short-term debt securities by Pepco. The issuance of short-term debt securities by
Delmarva is subject to the jurisdiction of the VSCC and Delmarva currently has authority from the
VSCC to issue up to $275 million of such securities. Applicants are not requesting authorization in this file for the issuance of other securities by Pepco, Delmarva or ACE that are subject to state utility commission approvals.

Item 6.  Exhibits and Financial Statements

            (a) Exhibits:

A-1	Form of Amended and Restated Certificate of Incorporation of Pepco Holdings, Inc., incorporated by reference to Annex B to Pepco Holdings, Inc.'s Registration Statement in Exhibit B-2, hereto
A-2	Form of Amended and Restated Bylaws of Pepco Holdings, Inc., incorporated by reference to Annex C to Pepco Holdings, Inc.'s Registration Statement in Exhibit B-2 hereto
A-3	Charter of Potomac Electric Power Company, incorporated by reference to Potomac Electric Power Company's Annual Report on Form 10-K, filed on March 27, 2000, SEC File No. 1-1072
A-4	Bylaws of Potomac Electric Power Company, as amended through January 25, 2001, incorporated by reference to Pepco's 2000 Annual Report on Form 10-K, filed on March 23, 2001, SEC File No. 1-1072
A-5	Restated Certificate of Incorporation of Conectiv, incorporated by reference to Conectiv's Current Report on Form 8-K, filed on March 6, 1998, SEC File No. 1-13895
A-6	Conectiv's Bylaws as amended October 26, 1999, incorporated by reference to Conectiv's 2000 Annual Report on Form 10-K filed on March 15, 2001, SEC File No. 1-13895
B-1

Agreement and Plan of Merger, dated as of February 9, 2001 among Potomac Electric Power Company, Pepco Holdings, Inc. and Conectiv, incorporated by reference to Annex A to Pepco Holdings, Inc.'s Registration Statement in Exhibit B-2 hereto

B-2	Pepco Holdings, Inc. Registration Statement on Form S-4, filed on May 30, 2001, incorporated by reference to SEC File No. 333-57042
B-3	Pepco Holdings, Inc. Credit Agreement (Working Capital)
B-4	Pepco Holdings, Inc. Credit Agreement (Bridge Financing)
C-1	Letter of the Virginia State Corporation Commission to the Securities and Exchange Commission re: investments in Exempt Wholesale Generators and Foreign Utility Companies (filed herewith)
C-2	Letter of Pepco Holdings, Inc. to the Virginia State Corporation Commission re: investments in Exempt Wholesale Generators and Foreign Utility Companies (filed herewith)
D	Not applicable
E	Not applicable
F-1	Opinion of Counsel - Pepco (filed herewith)
F-2	Opinion of Counsel - Pepco Nonutility Subsidiaries (filed herewith)
F-3	Opinion of Counsel - Conectiv (filed herewith)
G-1	Pepco's 2001 Annual Report on Form 10-K, filed on March 29, 2002, incorporated by reference to SEC File No. 1-1072
G-2	Conectiv's 2001 Annual Report on Form 10-K filed on March 19, 2002, incorporated by reference to SEC File No. 1-13895
G-3	Pepco's Quarterly Report on Form 10-Q filed on May 10, 2002, incorporated by reference to SEC File No. 1-1072
G-4	Conectiv's Quarterly Report on Form 10-Q, filed on May 15, 2002, incorporated by reference to SEC File No. 1-13895
H-1	Proposed Form of Notice (previously filed)
I-1	Form of Money Pool Agreement (revised) (filed herewith)
J-1	Pepco Holdings Long-Term Incentive Plan incorporated by reference to Annex I to Pepco Holdings, Inc.'s Registration Statement in Exhibit B-2 hereto
K-1	Description of Existing Financing Arrangements of Pepco (previously filed)
K-2

Description of Existing Financing Arrangements of Conectiv incorporated by reference to Exhibits I-1 and I-2 to File No. 70-9095.Such exhibits described existing financing arrangements at the formation of Conectiv. Subsequent Conectiv financing arrangements have been approved by orders of the Commission dated August 21, 1998 (HCAR No. 26907), September 28, 1998 (HCAR No. 26921), October 21, 1998 (HCAR No. 26930), November 13, 1998 (HCAR No. 26941), December 14, 1999 (HCAR No. 27111), August 17, 2000 (HCAR No. 27213), June 7, 2001 (HCAR No. 27415), March 22, 2002 (HCAR No. 35-27507) and April 22, 2002 (HCAR No. 35-27523) (and reported pursuant to Rule 24) or subject to exemption pursuant to Rule 52 (and reported on Form U-6B-2) or Rule 58 (and reported on Form U-9C-3))

M-1	Pepco Holdings, Inc. Cash Flow and Capitalization Forecasts (previously filed) (filed pursuant to a request for confidential treatment)
M-2	Supplemental Pepco Holdings financial forecast information (filed herewith) (filed pursuant to a request for confidential treatment)
M-3	Supplemental information regarding energy trading and EWG/FUCO activities (filed herewith) (filed pursuant to a request for confidential treatment)

Financial Statements:
FS-1	Balance Sheets as of June 30, 2001
1. Potomac Electric Power Company (previously filed)
2. Conectiv (previously filed)
3. Pepco Holdings (proforma for Merger) (previously filed)
4. Pepco Holdings (proforma for financing authorization requested in this Application-Declaration) (previously filed)
FS-2	Income Statement for the Twelve Months Ended June 30, 2001
1. Potomac Electric Power Company (previously filed)
2. Conectiv (previously filed)
3. Pepco Holdings (proforma for Merger) (previously filed)
4. Pepco Holdings (proforma for financing authorization requested in this Application-Declaration) (previously filed)
FS-3	Notes to Balance Sheets as of June 30, 2001 and Income Statement for the Twelve Months Ended June 30, 2001 (previously filed)

                                                                                SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Pre-Effective Amendment No. 3 to Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application that is pertinent to the application of the respective companies.

DATE: July 31, 2002	Pepco Holdings, Inc.
Potomac Electric Power Company
POM Holdings, Inc.

By: D.R. WRAASE
Dennis R. Wraase
President and Chief Operating Officer

DATE: July 31, 2002	Edison Capital Reserves Corporation

By: ELLEN SHERIFF ROGERS
Ellen Sheriff Rogers
President

DATE: July 31, 2002	Potomac Capital Investment Corporation
American Energy Corporation
Edison Place, LLC
PCI Energy Corporation
Pepco Enterprises, Inc.
Energy and Telecommunications Services, LLC
Pepco Technologies, LLC
Potomac Capital Markets Corporation
Potomac Harmans Corporation
Potomac Capital Joint Leasing Corporation
PCI Holdings, Inc.
Potomac Delaware Leasing Corporation
PCI Nevada Investments
Potomac Leasing Associates, LP
Pepco Energy Company
Harmans Building Associates
PepMarket.com
PCI Air Management Corporation
Potomac Aircraft Leasing Corporation
Potomac Nevada Corporation
Potomac Nevada Leasing Corporation
Potomac Equipment Leasing Corporation
Potomac Nevada Investment, Inc.
Friendly Skies, Inc.
PCI Engine Trading, Ltd.

By: JOHN D. McCALLUM
John D. McCallum
President and Chief Executive Officer

DATE: July 31, 2002	Severn Cable LLC
Severn Construction, LLC

By: SCOTT AGNOR
T. Scott Agnor
President and Chief Executive Officer

DATE: July 31, 2002	W.A. Chester, LLC
W.A. Chester Corporation

By: ROBERT L. THOMPSON, JR.
Robert L. Thompson, Jr.
President and Chief Executive Officer

DATE: July 31, 2002	Pepco Energy Services, Inc.
Pepco Building Services, Inc.
MET Electrical Testing Company, Inc.
Substation Test Company, Inc.
Engineered Services, Inc.
G&L Mechanical Services, Inc.
Unitemp, Inc.
Seaboard Mechanical Services, Inc.
PES Home Services of Virginia
Potomac Power Resources, Inc.
PES Landfill Gas Corporation

By: E.R. MAYBERRY
E. R. Mayberry
President and Chief Executive Officer

DATE: July 31, 2002	Conectiv
ATE Investment, Inc.
ATS Operating Services, Inc.
Atlantic City Electric Company
Atlantic Generation, Inc.
Atlantic Jersey Thermal Systems, Inc.
Atlantic Southern Properties, Inc.
Binghamton General, Inc.
Binghamton Limited, Inc.
Conectiv Atlantic Generation, L.L.C.
Conectiv Bethlehem, Inc.
Conectiv Communications, Inc.
Conectiv Delmarva Generation, Inc.
Conectiv Energy Holding Company
Conectiv Energy Supply, Inc.
Conectiv Mid-Merit, Inc.
Conectiv Operating Services Company
Conectiv Pennsylvania Generation, Inc.
Conectiv Plumbing, L.L.C.
Conectiv Properties and Investments, Inc.
Conectiv Resource Partners, Inc.
Conectiv Services, Inc.
Conectiv Solutions LLC
Conectiv Thermal Systems, Inc.
DCI II, Inc.
DCTC-Burney, Inc.
Delmarva Power & Light Company
King Street Assurance Ltd.
Pedrick Gen., Inc.
Vineland Limited, Inc.
Vineland General, Inc.

By: PHILIP S. REESE
Philip S. Reese
Vice President and Treasurer